OFFERING STATEMENT

Spinal Surgical Strategies, Inc.



Offering of a
Minimum of 7,142 Shares of Common Stock ($24,997)
up to a
Maximum of 305,714 Shares of Common Stock ($1,069,999)

Address for Notices and Inquiries:	With a Copy of Notices to:
Spinal Surgical Strategies, Inc.	**Bevilacqua PLLC**
Jeffrey Kleiner, MD **CEO and President**	**Louis A. Bevilacqua, Esq.**
999 Driver Way Incline Village, NV 89451 650.720.4766 jeff.kleiner@kleinerlabs.com	1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

OFFERING STATEMENT
SPINAL SURGICAL STRATEGIES, INC.

Offering of a
Minimum of 7,142 Shares of Common Stock ($24,997)
up to a
Maximum of 305,714 Shares of Common Stock ($1,069,999)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$3.50	$0.245	$3.255
Minimum Shares of Common Stock Sold	$24,997	$1,749.79	$23,247.21
Maximum Shares of Common Stock Sold	$1,069,999	$74,899.93	$995,099.07

We are offering shares of our common stock at a price per share of $3.50. We are offering a minimum of 7,142 shares for $24,997 and up to a maximum of 305,714 shares for $1,069,999. The minimum investment that you may make is $437.50. Our 2020 financial statements have been reviewed. We are in the process of auditing our 2020 financial statements and expect to terminate this offering and initiate a new offering once the auditing process is completed. Upon launching the new offering, we will increase our maximum offering amount to $5,000,000. The price per share at which we sell our securities in a subsequent offering under Regulation CF will be subject to change. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $50,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $24,997 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before April 20, 2022. If we do not raise the minimum amount offered by April 20, 2022, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is May 5, 2021

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A	2020 Reviewed Financial Statements and 2019 Audited Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, which we refer to as KDL, the Company, we, us or our, is a medical device company focused on the design and development unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market. We were originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020. We are offering shares of our common stock at a price per share of $3.50. We are offering a minimum of 7,142 shares for $24,997 and up to a maximum of 305,714 shares for $1,069,999. The minimum investment that you may make is $437.50.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account

with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

Company	Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs is a Nevada corporation that was originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020. We are a medical device company focused on the design and development of unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market. We are committed to developing a system of instruments and implants for spinal surgery that delivers improved clinical outcomes and quality of life for patients, greater efficiency and efficacy for surgeons, and reduced costs to hospitals and payors.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for initial inventory build, payments to staff and contractors, engineering costs to develop our pipeline of intellectual property, building and maintaining the patent portfolio, business development, and general working capital for operations. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our company for $3.50 per Share in a minimum amount per investor of $437.50.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 7,142 shares of common stock or $24,997. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 305,714 shares of our common stock or $1,069,999.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $24,997 of securities. Once we raise the $24,997 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share ("Preferred Stock"). The Company designated 2,365 shares of blank check preferred stock as Series A Preferred Stock, which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, are set forth in the certificate of incorporation filed with the Secretary of the State of the State of Nevada on November 5, 2020. As of the date of this offering statement, a total of 7,393,750 shares of common stock and 2,365 shares of Series A Preferred Stock are issued and outstanding, and excludes: • 740,000 shares of common stock issuable upon the exercise of outstanding

	stock options at an exercise price of $2.00 per share.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Jeffrey Kleiner, Harris Kirschner, Daniel Murray, Stewart Peabody and Scott Minick. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Jeffrey Kleiner serves as the CEO and Chief Medical Officer of our company and oversees all of our operations. Harris Kirschner serves as the CFO and Secretary of our company and oversees the accounting function and operations of our company. Konstantin Caploon serves as the Chief Legal Officer of our company and oversees the legal function and operations of our company.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	   • $2,200 or
	
	   • 5 percent of the greater of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in

| | connection with the death or divorce of the purchaser or other similar circumstance.

We will be under no obligation to register the resale of the securities under the Securities Act. |
|---|---|
| **High-Risk Investment** | An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. |

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs. The issuer is a Nevada corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Jeffrey Kleiner, MD, Chairman of the Board   **Dates of Board Service: May 2019 - Present**

Dr. Kleiner graduated with honors from Stanford University in 1978 and then obtained his Doctor of Medicine from the University of Colorado medical school in 1983 where he earned Alpha Omega Alpha honors. Dr. Kleiner completed his surgical internship at Rush University Medical Center in Chicago in 1984, and his residency and NIH postdoctoral fellowship at the University of California at San Diego in 1990. Upon returning to Colorado in 1991, Dr. Kleiner specialized in adult and pediatric reconstructive spinal surgery at the Colorado Spine Center and University of Colorado. During 25+ years of practice he performed more than 6,000 spinal surgeries, until retiring in 2016 to focus on Kleiner Device Labs. Dr. Kleiner is board certified by the American Board of Orthopaedic Surgery and American Board of Spinal Surgery.

Dr. Kleiner's Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: CEO, President, Chief Medical Officer and Chairman of the Board
Dates of Service: March 2013 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.S. in Biology, with honors from Stanford University; M.D. with honors, AOA from University of Colorado.

Harris Kirschner, Director   **Dates of Board Service: May 2019 – Present**

Mr. Kirschner has served as the Chief Financial Officer, Secretary and Operations Manager since the inception of our Company and a Director since May 2019. He has filled many of the operational and management roles. He is responsible for the financial sustainability of the company and has relied upon disciplined economic platform. He has coordinated the contractual arrangements with partners, contractors, and has supervised investor relations, planning/budgeting/forecasting, general management, and day-to-day transactions of the company. He helped raise over $1.3 million through networks and the Sierra Angels of Incline Village for KDL. Since June 2010, he has also served as a Partner at 3rd Creek Investments, an investment advisory firm based in Incline Village, Nevada.

Mr. Kirschner's Business Experience for the Last Three Years
   Company: Kleiner Device Labs
   Company's Principal Business: Medical device company
   Title: Chief Financial Officer and Director
   Dates of Service: March 2013 - Present
   Responsibilities: Mr. Kirschner runs operations from bookkeeping, filing tax returns, A/R, A/P, inventory management, setting up financial arrangements with partners and contractors, investor relations, planning/budgeting/forecasting, general management, and responsibility for the day-to-day transactions of the company.

   Employer: 3rd Creek Investments
   Employer's Principal Business: Financial advisory services
   Title: Partner
   Dates of Service: June 2010 - Present
   Responsibilities: As a Partner, Mr. Kirschner helped raise assets under management from $35 million in 2010 to over $110 million. He also assists with several startups with raising capital, forming a company, and serving as the initial CFO. He completed hundreds of hours of audits, reviews, and compilations, prepared and reviewed hundreds of tax returns for individuals, businesses, estates, and foundations and served on the board for 3rd Creek Foundation.

   Education: BSBA, major in finance, minor in economics and international studies from University of Denver, Daniels College of Business.

Daniel Murray, Director   **Dates of Board Service: May 2019 - Present**

Mr. Murray has over 35 years of finance and operational experience in a broad range of medical device and technology companies, from small start-up organizations to large, multinational, public corporations. He was Chief Operating Officer and Chief Financial Officer of SI-BONE, Inc., a minimally invasive sacroiliac joint surgery company, where he drove commercialization of the iFuse Implant System from zero to over 16,000 procedures and over $150 million of cumulative revenue in five years. Prior to that, he was the Corporate Controller for St. Francis Medical Technologies, and was instrumental in the $725 million acquisition of St. Francis by Kyphon Inc. Mr. Murray has served as a member of our board of directors since May 2019. His deep industry knowledge and executive oversight has added immediate value and a reliable resource business decisions.

Mr. Murray's Business Experience for the Last Three Years
   Company: Kleiner Device Labs
   Company's Principal Business: Medical device company
   Title: Director
   Dates of Service: May 2019 - Present

Responsibilities: Mr. Murray Mr. Murray joined the board of directors in May 2019. His deep industry knowledge and executive oversight has added immediate value and a reliable resource for business decisions.

Employer: Moximed, Inc.
Employer's Principal Business: Medical device company
Title: Consulting Chief Financial Officer
Dates of Service: November 2016 - Present
Responsibilities: Mr. Murray is responsible for all aspects of finance and accounting.

Education: Master of Business Administration from University of Texas at Austin.

Stewart Peabody, Director   **Dates of Board Service: May 2019 –**
Present

Mr. Peabody has served as a member of our board of directors since May 2019. He also has served as Second Vice President for Business Unit Financial Analysis at Northern Trust, a corporate financial management company in Chicago since November 2016. Mr. Peabody has developed his role as head of investor relations, has served as the editor for the KDL biannual report, and secretary for the KDL board meetings.

Mr. Peabody's Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Director
Dates of Service: May 2019 - Present
Responsibilities: Mr. Peabody is responsible for investor relations.

Employer: Northern Trust
Employer's Principal Business: Corporate Financing Management
Title: Second Vice President – Business Unit Financial Analysis
Dates of Service: November 2016 – Present
Responsibilities: Mr. Peabody is responsible for conducting and documenting complex financial analysis projects for a global busines unit.

Education: BSBA, major in finance, minor in economics from University of Denver, Daniels College of Business.

Scott Minick, Director   **Dates of Board Service: May 2019 –**
Present

Mr. Minick has served as a member of our board of directors since May 2019. He also has served as the Venture Partner for ARCH Venture Partners, a corporate financial management company in San Francisco since 1998. Mr. Minick has helped to lead the KDL board of directors which has relied upon him as an invaluable and experienced resource in the business world. His real-life experience in the boardroom of large and successful companies has translated into a disciplined and no-nonsense approach to the way that KDL conducts itself.

Mr. Minick's Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Director
Dates of Service: May 2019 - Present
Responsibilities: Mr. Minick provides governance through his role on the board.

Employer: StrongHolt

Employer's Principal Business: biotechnology company that seeks to cure Duchenne Muscular Dystrophy
Title: Chief Executive Officer; Member, Board of Directors
Dates of Service: 2016 – Present
Responsibilities: Mr. Minick helps to demonstrated in preclinical models the ability to treat this fatal disease using gene therapy.

Employer: Aira Tech Corp
Employer's Principal Business: leading developer of remote assistance technology
Title: Executive Chairman; Member, Board of Directors
Dates of Service: 2016 – 2020
Responsibilities: Mr. Minick worked with the Board, CEO and management team to develop and execute strategic plan, raise capital and develop strategic partnerships.

Employer: ARCH Venture Partners
Employer's Principal Business: venture capital firm
Title: Currently Venture Partner; formerly Managing Director until 2010
Dates of Service: 1998 – Present
Responsibilities: Mr. Minick has served as an advisor to numerous academic institutions, medical centers and national research labs on technology transfer and company formation.

Education: MBA degree awarded with concentration in Marketing and Finance from Northwestern University Graduate School of Management; Bachelor of Arts degree awarded with honors in Biology and Psychology from the University of California, San Diego; and postgraduate training in neurobiology at the Salk Institute.

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Jeffrey Kleiner, MD, Founder, Chief Executive Officer, President, Chief Medical Officer
See "Directors of the Company" section above.

Harris Kirschner, Chief Financial Officer, Secretary and Operations Manager
See "Directors of the Company" section above.

Daniel Murray, CPA, Chief Operating Officer
See "Directors of the Company" section above.

Konstantin Caploon, Esq., Chief Legal Officer

Mr. Caploon has over 20 years of experience as an attorney, specializing in Intellectual Property. Before forming his own law firm, Corner Counsel in 2015, he was the General Counsel for Biomet Bone Healing, an electrical bone growth stimulation business, and head of Intellectual Property for several of Biomet's other global businesses. Prior to obtaining his law degree from Seton Hall in 2001, Mr. Caploon spent 3 years working as an engineer in the medical device space, which gives him a uniquely valuable perspective as an IP attorney. Mr. Caploon joined KDL in December of 2019, leveraging many facets of his professional background to guide the firm's Intellectual Property, legal, and strategic concerns. His unique and extensive mix of experience in the Intellectual Property and Medical Device industries makes him ideally suited to add value to our company.

Mr. Caploon's Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Chief Legal Officer

Dates of Service: December 2019 to present
Responsibilities: Mr. Caploon helps to manage the general legal matters of the company.

Employer: Corner Counsel
Employer's Principal Business: Legal practice
Title: CEO
Dates of Service: February 2015 to present
Responsibilities: Mr. Caploon addresses operations, finance, HR, insurance and business development as the CEO and provides intellectual property and business law-related legal services to corporate and individual clients as attorney.

Employer: Loon Capital Group
Employer's Principal Business: Angel investor services
Title: Founding Member
Dates of Service: July 2015 to December 2019
Responsibilities: Mr. Caploon provided consultative services to healthcare innovators to increase the value of their innovations, brought them to industry partners, and negotiated licensing and acquisition transactions.

Education: Juris Doctorate from University of Seton Hall Law School; Master of Science in Biomedical Engineering from New Jersey Institute of Technology; and Bachelor of Science in Mechanical Engineering from New Jersey Institute of Technology.

Jack Maertens, Chief Commercial Officer

Mr. Maertens is an accomplished leader in the medical device industry with multi-faceted experience in sales and marketing for over 20 years. He has held leadership roles in sales and marketing at companies which include Zimmer Spine for 8 years, Globus Medical for 7 years, and Smith and Nephew for 5 years. Mr. Maertens is currently using his expertise and experience to set up the Alpha Launch for KG™2. One of his notable prior successes was a product launch that generated 18M in year one and 27M in year two at Zimmer Spine.

Mr. Maertens' Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Chief Commercial Officer
Dates of Service: December 2020 to present
Responsibilities: Mr. Maertens helps guide the alpha launch and commercial development of the KG™2.

Employer: J2M Consulting
Employer's Principal Business: Sales and Marketing Consultant
Title: Principal
Dates of Service: July 2019 to Present
Responsibilities: Mr. Maertens was responsible for sales, marketing and business development consulting in the medical device market.

Employer: RTI Surgical-Novel Products Group
Employer's Principal Business: surgical implant supplier
Title: Senior Product Manager
Dates of Service: February 2019 to July 2019
Responsibilities: Mr. Maertens was hired to hired to transition the Paradigm acquisition into the RTI organization and manage the coflex® business. This business resided in RTI's "Novel Therapies Group".

Employer: Smith & Nephew-Robotics Division
Employer's Principal Business: orthopedic reconstruction and advanced wound care.
Title: Customer Program Manager
Dates of Service: 2015-2019

Responsibilities: Mr. Maertens worked collaboratively with sales & marketing to drive sales of NAVIO and utilization of the NAVIO robotic knee replacement system.

Education: Bachelor of Science Degree from St. Cloud State University.

Alan Burkholder, Chief Technology Officer and Lead Product Development Engineer

Mr. Burkholder has been working in spine product development for the last 13 years, during which time he served as Director of new product development for Zimmer Biomet Spine. He started his engineering career over 20 years ago at Energizer Battery Company working on high-speed production equipment design. Mr. Burkholder graduated from Case Western Reserve University with an MS and BS in Mechanical engineering and from Goshen College with a BA in Physics. Mr. Burkholder has served as our Chief Technology Officer since August 2019. He has been working with Dr. Kleiner and Dr. Causey over the past 2 years on the development of the KG™2 flow-through fusion system scheduled for FDA submission March 2021 and a Q2 2021 alpha launch.

Mr. Burkholder's Business Experience for the Last Three Years
Company: Kleiner Device Labs
Company's Principal Business: Medical device company
Title: Chief Technology Officer and Lead Product Development Engineer
Dates of Service: August 2019 to present
Responsibilities: Mr. Burkholder leads the design and engineering team for KG™2, the KDL flow-through fusion implant system. He has spearheaded the plans for the Q2 2021 alpha launch of the KG™2 product and the development of the KDL endplate preparation tool, DragonTail. Mr. Burkholder has vetted and organized contract engineers to assist with the development and prototyping of the KDL pipeline of spinal surgical devices.

Employer: Devise
Employer's Principal Business: Engineering and design company with a focus on medical device development
Title: President
Dates of Service: February 2016 – August 2019
Responsibilities: Mr. Burkholder provided all aspects of product development including concept generation, design controls, FDA submissions, and product launches.

Education: M.S. Mechanical Engineering from Case Western Reserve University.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeffrey Kleiner	3,200,000 shares of common stock	43.28%[1]
Theseus Capital Ltd.	1,479,750 shares of restricted stock	20.01%[1][2]

(1) Based on 7,393,750 shares of common stock issued and outstanding, but excludes 740,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $2.00 per share.
(2) Consists of 1,479,750 shares of restricted stock that are subject to vesting based upon the achievement of various milestones. See "Question 17 – Description of Securities," below.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, which we refer to as KDL, the Company, we, us or our, is a medical device company focused on the design and development unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market. We were originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020.

We are committed to developing a system of instruments and implants for spinal surgery that delivers improved clinical outcomes and quality of life for patients, greater efficiency and efficacy for surgeons, and reduced costs to hospitals and payors. Minimally Invasive Surgery ("MIS") procedures, in general, are in high demand by patients and payors due to their inherently quicker recovery, lower complication rates and reduced costs. We develop and deliver products that fulfill the unmet needs in the open and MIS surgery market. By offering superior design, improved functionality, and a reduction in surgical steps, good surgeons are made better, and clinical outcomes improve.

Our Kleiner Device Labs KG™ System is a complete bone graft delivery system designed to deliver hydrated allograft or autographed to an orthopedic surgical site, which is provided in a sterile, single-use form. We have received approval under Section 510(k) of the Federal Food, Drug and Cosmetic Act, which we refer to as Section 510(k), for our first product, KG™1. KG™1 works by maximizing the delivery of bone graft to the surgical site. It has shown a spinal fusion rate increase from an average of 75% to 92% without the use of expensive and potentially hazardous chemical adjuvants such as rhPMP-2. The KG™2 platform offers a unique and comprehensive system for all aspects of spinal interbody fusion. It changes the function of a conventional, incarcerated fusion cage to a conduit which directs graft into all prepared areas of the prepared disk space. This new surgical solution will create a foundational change in the approach to spinal surgery. It is planned to be submitted to the FDA in the first quarter of 2021 for 510(k) clearance.

Business Plan

We believe that KDL devices are a superior choice for any interbody procedure. The KG™1 device was designed and developed to maximize the delivery of bone graft in a single step allowing the surgeon an easier path for inserting a fusion cage. The KG™2 system builds upon this philosophy by retaining a rectangular, biportal insertion system, maximizing graft delivery and combining steps for implant insertion. The result is a simpler and superior device and technique which is agnostic to bone graft type or surgical approach. In addition to the foundational change which the KG™2 system imparts to interbody fusion, it was designed as a sterile, pre-packed, single-use system which does not require re-processing or preoperative set preparation. The less expensive, efficacious and reduced labor involved in the set makes it extremely attractive to hospitals. The COVID 19 pandemic has created an unprecedented and accelerated demand for treatment outside of hospitals. Patients and physicians are desirous of moving their procedures to ambulatory surgery centers (ASCs) in order to decrease the risk of viral exposure. The criteria for treatment at an ASC are directly impacted by procedure complexity and is further limited by surgical instrument cleaning and re-processing. The KG™2 system is unique in the industry by providing a design which excels in the inpatient and outpatient setting by eliminating the role of surgical tray re-processing, simplifying the mechanics of the surgical procedure by combining steps and by flattening the learning curve for MIS surgery on the spine. The result is a system which solves multiple unmet needs in the spinal surgical arena, enables ASC's to treat a broad spectrum of spinal surgical conditions which were previously out of bounds and provides a comprehensive strategy which satisfies the needs of all stakeholders in spinal surgery.

Our launches of next generation technologies are expected to include the KG™2, a solid state fusion implant; KG™3, expandable fusion implant and DragonTail, an endplate preparation instrument. The timing of the KG™2 device release corresponds with a solution to the needs for outpatient surgery. The KG™2 is slated for FDA 510K submission in March 2021, and the KG™3 is in development. Both the KG™2 and KG™3 will offer a single step, integrated solution for making spinal fusion surgeries more efficient, cost effective, and clinically successful. DragonTail is a disc material removal instrument which addresses another significant and currently unmet need in MIS surgery: Standardizing and simplifying the preparation of the interbody space for fusion; the more complete the disk space preparation, the more graft can be inserted into the fusion site which results in a higher incidence of successful fusion.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and Services

Our product portfolio consists of unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market.

KG™1

Our first product, KG™1, is a single patient use, rectangular, bi-portal bone graft delivery device used for the introduction of bone graft into the prepared disc space during spinal fusion surgeries performed either with an open or a minimally invasive technique. It has undergone quality and strength testing to meet stringent medical standards. The KG™1 is a 21 cm rectangular syringe barrel for surgical site access and graft material delivery, a compatible syringe plunger for pushing the bone graft material into the operative site and an attachable funnel reservoir for loading prepared bone graft material. Its unique tip is wedge shaped which allows introduction into a disk space and its biportal configuration allows graft material to distribute throughout the disk space, leaving a natural void for application of a fusion cage. The KG™1 has achieved Class II FDA clearance is commercially available and sold in the US and outside of the US, or OUS.



KG™1 and related intellectual property is protected by 10 US and international patents, which has prevented competitors from designing similar products. To date, no other product exists that matches the superior functionality and performance of the KG™1.

The KG™1 completed a clinical trial that was published in a peer reviewed journal in 2016 (Kleiner, et. al., Med Devices and Tech, 2016). The findings demonstrated a 92% fusion success rate without the use of BMP, compared with a 75% fusion success rate using the conventional bone graft delivery tool.

The KG™1 is manufactured for KDL by JG Plastics, and packaged, sterilized and drop-shipped by Pro-Tech Designs (two California companies that have extensive experience in manufacturing FDA approved medical devices).

KG™2

Our pipeline of products are built upon the proven strategy of maximizing bone graft delivery. The KG™2 solid state fusion platform is consistent with this philosophy. By combining implant insertion with near-simultaneous graft delivery, the surgical complexity and neurological risk are reduced and the learning curve for MIS surgery is flattened. The fusion rate of open spine or MIS surgery is improved. KG™2 does not have FDA clearance at this time. It is planned to be submitted to the FDA in the first quarter of 2021 for 510(k) clearance.

The KG™2 system preserves the flow-through graft delivery design while being integrated with a 3D-printed solid-state implant. The surface topography of the implant enhances bone ingrowth form the vertebral endplates. Because implant insertion and graft delivery are combined as a single step, a working operative channel is established that reduces the number of instrument passes necessary to perform a fusion to a fraction of the number with competitive products.



The KG™2 device (above) integrated with its inserter graft delivery tool (below).



The KG™2 graft delivery and integrated fusion platform has BAAT, a Dutch company, as the manufacturer of record. BAAT is an approved supplier for some of the largest medical device companies in the world, which eases any regulatory hurdles for KDL integration with strategic partnerships or purchase.

KG™3

Our third product KG™3 is a height expandable implant. The advantage of an expandable system is that it is inserted small and then allows the surgeon to customize disk space distraction. Competitive systems do not allow for effective post-cage insertion bone grafting. The KDL KG™3 system maintains the same flow-through, post insertion grafting allowing the benefits of our proven system with adjustable disk space separation. KG™3 does not have FDA clearance at this time.

 

Example of an expandable cage design (Not representative of the KG™3 cage which will be integrated with an attached bone graft delivery tool).

The KG™2 and KG™3 designs are protected with 13 existing US and international patents with 4 additional patents pending.

DragonTail

DragonTail is an articulating disk space preparation tool which has a single-patient use tip. The incorporation of such design provides the surgeon with a sharp instrument every time. Additionally, the endplate preparation system allows the surgeon to reach the parts of the disk space which are ordinarily unreachable. DragonTail does not have FDA clearance at this time.

kleiner

End Plate Preparation Device--DragonTail™

- Reach the Unreachable
- Complement KG 1, 2, 3
- Appeal to Surgeons, Biologic Companies, and Med Device Industry
- Add 50% more BG

 

Customers and Suppliers

We have existing customers for KG™1 and are developing our plans for launching KG™2. KG™1 customers include individual surgeons; hospitals; and partners, distributors and independent representatives who are selling to hospital and surgical customers. A number of these have been acquired by direct selling contact from the Company. Some were acquired from initial contact at industry conferences, of which there are a number specifically focused on spine surgery and treatment, as well as neurosurgery and general orthopedics. All of our current international customers (Hong Kong and Brazil) were introduced at conferences. Hospital customers have predominantly been acquired by surgeon referral and independent rep and distributor connection.

Sales and Marketing

For the domestic market, we have increasingly focused on providing ready to use samples to surgeons. Since our products are designed to work in both MIS and open theatre procedures, we have the opportunity to have our products used in both arenas (hospital and ambulatory surgery center). which allows us to ride the wave of interest in surgery centers as the preferred setting for operations. To accelerate surgeon acceptance, we offer two free KG™1 samples for trial.

We have several international partners. Spinal fusion surgery is practiced worldwide, and there is significant demand for new U.S. developed medical technology.

The KG™1 supply chain is composed of JG Plastics and ProTech Design, California companies that prepare this single use instrument. The KG™2 system is prepared by US and OUS suppliers which can easily scale production to product demand. In addition to the single patient tray for the KG™2 implant, a system of reusable tools has been developed to assist the surgeon with sizing and revision procedures.

Intellectual Property

KDL has multiple issued US and OUS patents. Our intellectual property family is robust. Care has been taken to maintain its growth and our competitive position.

Trademark

We have an unregistered umbrella trademark in the US on KG™ under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark.

Patent

We have 29 issued patents with 5 pending US patent applications for utility and design for our Kleiner Device Labs KG™ System in US, Europe, Canada, China and other countries and areas.

No.	Title and legacy ref.	Utility or Design	App. No.	Patent No.	Country /Jurisdiction	Expiration[1]	Brief Description
1	Tools and Methods for Spinal Fusion - Continuation 1 (SR 3762-6-1-CON)	Utility	13/277,272	8277510	US	2/6/29	Flow-through technology; serves to build fence around KDL's foundational technology.
2	Spinal Fusion Cage System with Inserter CON 3 (SR 3762-6-1-CON-2)	Utility	13/632,956	8,808,305	US	2/6/29	Flow-through technology; serves to build fence around KDL's foundational technology.
3	Spinal Fusion Cage System with Inserter (SR 3672-6-1-CON-4)	Utility	14/461,682	9,439,782	US	2/6/29	Flow-through technology; serves to build fence around KDL's foundational technology.
4	Spinal Fusion Cage System with Inserter CON 6 (SR 3762-6-1-	Utility	15/261,287	10,179,054	US	2/6/29	Flow-through technology; serves to build fence around

	CON-5)						KDL's foundational technology.
5	US Patent App. Serial No. 16/248,269 - Spinal Fusion Cage System with Inserter (SR 3672-6-1-CON-6)	Utility	16/24 8,269		US	TBD	Flow-through technology; serves to build fence around KDL's foundational technology.
6	Spinal Distraction Instrument Design CON 1 (SR 3762-6-3)	Design	29/41 5,847	D667,5 42	US	9/18/ 26	Spinal distraction instrumentation to aid in surgery.
7	Spinal Distraction Instrument Design CON (SR 3762-6-4)	Design	29/43 3,403	D696,3 99	US	12/24/ 27	Spinal distraction instrumentation to aid in surgery.
8	Bone Graft Delivery Device and Method of Using the Same (SR 3762-18)	Utility	12/88 6,452	8,906,0 28	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
9	Apparatus and Method of Spinal Implant and Fusion (SR 3762-18-CIP-1 (Vol .1 and 2))	Utility	13/36 7,295	9,060,8 77	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
10	Fusion Cage with Combined Biological Delivery System (SR 3762-18-CIP-2)	Utility	13/71 4,971	9,173,6 94	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
11	Fusion Cage with Combined Biological Delivery System (SR 3762-18-CIP-3 (Vol. 1 and 2))	Utility	13/94 7,255	8,685,0 31	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
12	Fusion Cage with Combined Biological Delivery System (SR 3762-18-CIP-3-CON	Utility	14/08 8,148	8,709,0 88	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
13	Fusion Cage with Combined Biological Delivery System (SR 3762-18-CIP-3-CON-CIP	Utility	14/26 3,963	9,186,1 93	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
14	Biological Delivery System with Adaptable Fusion Cage Interface (SR 3762-18-CIP-3-CON-CIP-2)	Utility	14/88 7,598	9,629,7 29	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
15	Bone Graft Delivery System and Method for Using Same (SR 3762-18-CIP-3-CON-CIP 2-CO	Utility	15/48 6,511	10,195, 053	US	9/20/ 30	Flow-through technology; serves to build fence around KDL's foundational technology.
16	Bone Graft Delivery System and Method for	Utility	16/19	10,245, 159	US	9/20/ 30	Flow-through technology; serves to

	Using Same (SR 3762-18-CIP3-C-CIP2-C-CIP (E FILE))		8,754				build fence around KDL's foundational technology.
17	US App No 16/373,410 - Bone Graft Delivery System and Method for Using Same (SR 3762-18-CIP3-C-CIP2-CCIP2)	Utility	16/373,410		US	9/20/30	Flow-through technology; serves to build fence around KDL's foundational technology.
18	Fusion Cage with Combined Biological Delivery System (SR 3762-18-PEP)	Utility	1E+07	EP2618753	European Union	9/20/30	Flow-through technology; serves to build fence around KDL's foundational technology.
19	Fusion Cage with Combined Biological Delivery System (SR 3762-18-PEPHK)	Utility	1E+07	HK1188101	Hong Kong	9/20/30	Flow-through technology; serves to build fence around KDL's foundational technology.
20	Devices and Methods for Preparing an Intervertebral Workspace (SR 3762-36(Vol.1 and 2))	Utility	13/168,611	9,247,943	US	2/6/29	Spinal disc removal instrumentation to aid in surgery.
21	Devices and Methods for Preparing an Intervertebral Workspace (SR 3762-36-CON)	Utility	15/010,611	9,826,988	US	2/6/29	Spinal disc removal instrumentation to aid in surgery.
22	Angled Surgical Tool for Removing Tissue from Within an Intervertebral Space (SR 3762-36-CON-1)	Utility	15/810,810	10,201,355	US	2/6/29	Spinal disc removal instrumentation to aid in surgery.
23	Intervertebral Surgical Tool (SR 3762-49)	Design	29/427,387	D700,322	US	2/25/28	Spinal surgery instrumentation.
24	Bone Graft Delivery Tool (SR 3762-53)	Design	29/453,829	D723,682	US	3/3/29	Flow-through technology; serves to build fence around KDL's foundational technology.
25	Canadian Design Patent No. 153952 - Bone Graft Delivery Tool (SR 3762-53-CA)	Design	2E+05	153952	Canada	11/1/28	Flow-through technology; serves to build fence around KDL's foundational technology.
26	EU Designs (split in two) - Bone Graft Delivery Tool (SR 3762-53-EU)	Design	002337022	002337022-0001 002337022-0002	European Union	10/31/38	Flow-through technology; serves to build fence around KDL's foundational technology.
27	Japanese Design Patent No. 1497585 - Bone Graft Delivery Tool	Design	2013-25835	1497585	Japan	4/11/34	Flow-through technology; serves to build fence around

	(SR 3762-53-JP)						KDL's foundational technology.
28	Expandable Fusion Cage (Design Pat) (SR 3762-58)	Design	29/50 6,748	D750,2 49	US	2/23/ 31	Spinal implant for use with the flow-through technology.
29	Fusion Caged (Design Pat) (SR 3762-63)	Design	29/53 2,670	D789,5 39	US	6/13/ 32	Spinal implant for use with the flow-through technology.
30	Bone Graft Delivery Tool (Design Pat) (SR 3762-66)	Design	29/54 2,927	D797,2 90	US	9/12/ 32	Flow-through technology; serves to build fence around KDL's foundational technology.
31	Chinese Design Application No. 201530389193.X - Bone Graft Delivery Tool (SR 3762-66-CN)	Design	20153 03891 93.X	201530 389193. X	China	TBD	Flow-through technology; serves to build fence around KDL's foundational technology.
32	US CONT PAT APPLICATION ON KIT FOR BONE GRAFT DELIVERY	Utility	17/00 0,799		US	TBD	Flow-through technology; serves to build fence around KDL's foundational technology.
33	US NAT PHASE - Disc Space Preparation Tool	Utility	17/04 9545		US	TBD	Flow-through technology; serves to build fence around KDL's foundational technology.
34	US Utility Application - Bone Graft Delivery System and Method for Using Same	Utility	17/02 1,789		US	TBD	Flow-through technology; serves to build fence around KDL's foundational technology.

(1) Based on earliest priority date; assumes all maintenance fees and/or annuities will be paid; and no time adjustments from respective patent offices.

The patented flow through technology of the KG™2 spinal cage combines previously separate surgical steps, and effectively self-embeds the implant in graft.

The patented technology of the DragonTail disc debridement tool allows surgeons to efficiently remove more diseased disc tissue in less time, which creates more space for a larger volume of bone graft to be introduced, further increasing the likelihood of successful fusion.

Competition

We aim to compete with large, diversified orthopedic companies, including Medtronic, DePuy Synthes (Johnson &Johnson Medical Devices), Stryker, Globus, and Nuvasive. We also aim to compete with smaller spine-focused companies, including Orthofix Medical, Inc., Alphatec Holdings, Inc. and RTI Surgical Holdings, Inc. Our ability to compete successfully will depend on our ability to develop proprietary products and technologies that reach the market in a timely manner, that are cost effective and that are safe and effective.

Governmental/Regulatory Approval and Compliance

Our business has been, and will continue to be, subject to various laws, rules, and regulations governing the healthcare industry, which may include, without limitation, laws, rules, and/or regulations promulgated or enforced by the U.S. Food and Drug Administration, the Centers for Medicare and Medicaid Services, the U.S. Department of

Health and Human Services, the U.S. Department of Health and Human Services Office of Inspector General, and state agencies which regulate healthcare and the practice of medicine or marketing of healthcare services. Our business is also subject to various state and federal laws concerning the privacy and security of health-related data, including, without limitation, the Health Insurance Portability and Accountability Act (HIPAA). Further, our business is subject to laws, rules, and regulations concerning the prevention of fraud and abuse in the healthcare industry, including, without limitation, the Stark Law (42 U.S.C. 1395nn), the federal Anti-Kickback Statute (42 U.S.C. 1320a-7b), and similar anti-fraud and anti-abuse laws which are in place at the state and local levels. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 999 Driver Way, Incline Village, NV 89451, USA.

We conduct business majorly in Nevada.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were originally formed in Colorado as a limited liability company under the name of Spinal Surgical Strategies, LLC on March 18, 2013. On May 30, 2014, Spinal Surgical Strategies, LLC was re-domesticated from Colorado to Nevada under the same name and subsequently converted to a Nevada corporation, effective as of November 5, 2020. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of designing, developing and commercializing medical device. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

Our Company has a history of incurring losses.

We have a history of incurring losses and we incurred net losses of -$1,570,970 and -$784,549 for the years ended December 31, 2020 and 2019, respectively. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on research and development and new product development, patent portfolio maintenance and business development. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

Our products may never achieve significant market acceptance.

We may expend substantial funds and management effort on the development and commercializing of our Kleiner Device Labs KG™ System with no assurance that we will be successful in selling our products. Our ability to enter into distribution arrangements to successfully sell our products will depend significantly on the perception that our products can reduce patient risk and improve medical outcomes, and that our products are superior to existing tests. Our business could also be adversely affected if we expend money without any return. At present, we rely solely on the sales of our KG™1 to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of other products in the KG™ system. In order to successfully commercialize our products, we will need to continue to expand our sales and marketing efforts to strengthen existing relationships and develop new relationships with distributors and surgeons, obtain regulatory clearances or approvals for our existing products in additional markets, design, develop, obtain regulatory clearances or approvals and commercialize future potential products and achieve and maintain compliance with all applicable regulatory requirements. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, regulatory compliance, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition and results of operations.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jeffrey Kleiner, who is the CEO and Chief Medical Officer, and Harris Kirschner, who is the CFO and Secretary, and Konstantin Caploon, who is the Chief Legal Officer and Treasurer of the Company. The loss of Jeffrey Kleiner, Harris Kirschner and Konstantin Caploon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with most of our future sales being expected to come from the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

We are subject to numerous governmental regulations which can increase our costs of developing our KG™1 Technology and products based on this technology.

Our products may be subject to rigorous regulation by the FDA, Health Care and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, our products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that we will remain in compliance with applicable FDA, Health Care and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns.

We lack published long-term data supporting superior clinical outcomes enabled by our products or technologies, which could negatively impact our sales, and we may not generate sufficient revenue to achieve and sustain profitability.

Our products are regulated as medical devices by the U.S. Food and Drug Administration (the "FDA") and substantially all have received premarket clearance under Section 510(k) of the U.S. Federal Drug and Cosmetic Act (the "FDCA"). In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval (the "PMA") application and later down-classified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA's PMA process and does not always require clinical studies.

Given the foregoing regulatory regime applicable to us, we lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and technologies. For these reasons, surgeons may be slow to, or may not, adopt our products because we lack published long-term data supporting superior clinical outcomes enabled by our products or technologies as compared to our competitors. Additionally, future patient studies or clinical experience may not support our belief that treatment with our products improves patient outcomes. Given this, our sales could be negatively impacted and we may not generate sufficient revenue to achieve and sustain profitability.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and KDL's patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application, examination and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product or product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market. We face competition from large, well established medical device manufacturers and pharmaceutical companies in the market for spine surgery. Many of these companies are very well accepted by health practitioners and have significant resources, and we may not be able to compete effectively.

Our KG™1 product faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. The market for minimally invasive surgery medical device is intensely competitive, subject to rapid change and significantly affected by new product introductions. Large pharmaceutical and medical device companies, such as Medtronic, DePuy Synthes (Johnson &Johnson Medical Devices), Stryker, Globus, and Nuvasive are in our competitive space. These competitors' products are well accepted by health practitioners and patients, and present the competitive challenge for market entry and penetration.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management's time and efforts and require us to pay damages.

The medical device industry is characterized by a large number of patents, frequent litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our product, its components or the methods we employ in the use of our system are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were filed or issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our product may infringe. There could also be existing patents that one or more components of our system may inadvertently be infringing, of which we are unaware. As the number of participants in the market for spine disorder treatments grows, the possibility of patent infringement claims against us increases.

Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement.

If we are unable to persuade hospitals, ambulatory surgery centers and other healthcare facilities to approve the use of our products, our sales may decrease.

In order for surgeons to use our products at hospitals, ambulatory surgery centers and other healthcare facilities, we are often required to obtain approval from those hospitals, ambulatory surgery centers and healthcare facilities. Typically, hospitals, ambulatory surgery centers and healthcare facilities review the comparative effectiveness and cost of products used in the facility. The makeup and evaluation processes for healthcare facilities vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant healthcare facilities.

Additionally, hospitals, ambulatory surgery centers and other healthcare facilities, which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly, and time-consuming effort. If we do not obtain access to hospitals, ambulatory surgery centers and other healthcare facilities in a timely manner, or at all, via their approvals or purchase contract processes, or otherwise, or if we are unable to obtain approvals or secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease and our operating results may be adversely affected. Furthermore, we may expend significant efforts on these costly and time-consuming processes but may not be able to obtain necessary approvals or secure a purchase contract from such hospitals, ambulatory surgery centers and other healthcare facilities.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

If the coverage and reimbursements for procedures using our products are inadequate or if payments are denied altogether, adoption and use of our products and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

Adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs, for procedures using our products is central to the acceptance and adoption of our existing and future products and technologies. Hospitals, healthcare facilities, surgeons and other healthcare providers that purchase and use our products generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using our products. If third-party payors reduce their current levels of payment, if our costs of production increase faster than increases in reimbursement levels or if third-party payors deny reimbursement for our products, our products and technologies may not be adopted or accepted by the hospitals, healthcare facilities, surgeons or other healthcare providers and the prices paid for our products may decline, which could have a material adverse effect on our business, financial condition or results of operations.

When procedures using our products are performed, both the surgeon or other healthcare provider and the hospital or healthcare facility submit claims for reimbursement to the third-party payor. Generally, the hospital or healthcare facility obtains a lump sum payment, or facility fee, for spine surgery procedures. Our products are purchased by the hospital or healthcare facility, along with other supplies used in the procedure. The hospital or healthcare facility must also pay for its own fixed costs of operation, including certain operating room personnel involved in the procedure. If the costs associated with our products, the supplies and other fixed costs exceed the facility fee reimbursement, the managers of hospitals and healthcare facilities may discourage or restrict surgeons and other healthcare providers from performing procedures using our products or technologies in their facilities or use certain of our products or technologies. While we believe that the facility fee reimbursement is generally adequate for the facilities to offer procedures using our products, there can be no guarantee that the facility fee reimbursement will not decline in the future or be denied altogether. The number of procedures using our products performed and the prices paid for our products may decline in the future if payments to facilities for spine surgery procedures decline or are denied altogether.

Additionally, market acceptance of our products and technologies in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products and technologies, as well as defects in third-party components or materials used in our products. Furthermore, a malfunction in one or more of our products may not be detected for an extended period of time, which may result in delay or failure to remedy the condition for which the product was prescribed. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products and technologies does not meet the expectations of surgeons or patients, then our brand and reputation could suffer and our business could be adversely impacted.

Changes in the manufacturing methods and configurations of our products in development may result in additional costs or delay, which could have a material adverse effect on our business, financial condition and results of operations.

As we modify existing products and develop new products through pre-clinical testing and clinical trials towards clearance or approval and commercialization, we may alter manufacturing methods and configurations of the products along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives and instead could result in unforeseen adverse events or have undesirable effects that impact the results of any clinical trials conducted with the altered products. Such changes may also require additional testing, regulatory notification or regulatory approval, which could delay completion of pre-clinical testing or clinical trials, increase costs, delay approval of our future products and jeopardize our ability to commence or maintain sales and generate revenue as expected, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses, which could dilute our shareholders' ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees' attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things:

- difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

- issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

- diversion of management's attention from our core business and disruption of ongoing operations;

- adverse effects on existing business relationships with suppliers, distributors, healthcare facilities, surgeons and other healthcare providers;

- risks associated with entering new markets in which we have limited or no experience;

- potential losses related to investments in other companies;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Our business, results of operations and financial condition may be adversely affected by public health epidemics, including the coronavirus or COVID-19.

Our business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 12, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which COVID-19 will impact our business is uncertain and these factors are beyond our control; however, it is possible that COVID-19 may have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock for our research, advertising and general marketing and of our product, lease deposit and general working capital. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$24,997	$1,069,999
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,749.79	$74,899.93
(B) **Legal Expenses**	$0	$65,000
(C) **Accounting Expenses**	$0	$25,000
(D) **Miscellaneous Offering Expenses**	$0	$5,000
Net Proceeds	$23,247.21	$900,099.07
Use of Net Proceeds		
(E) **Advertising**	$0	$10,000
(F) **Marketing and Other Expenses Relating to Securities Offerings**	$0	$100,000
(G) **Research and Development**	$23,247.21	$400,000
(H) **Business Development**	$0	$10,000
(I) **Payment to Debts**[(3)]	$0	$60,000
(H) **General Working Capital**	$0	$320,099.07
Total Use of Net Proceeds	$23,247.21	$900,099.07

(1) We will accept proceeds in excess of the target offering amount of $24,997. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,069,999 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

(3) For more information, please see question 24 entitled "Describe the terms of any indebtedness of the issuer."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is April 20, 2022.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifundcfp.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   <u>Describe the terms of the securities being offered.</u>

Terms of the Offering

We are offering up to 305,714 shares of our common stock for $1,069,999. We are attempting to raise a minimum amount of $24,997 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by April 20, 2022, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $1,069,999, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $437.50.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value per share and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share. The Company designated of 2,365 shares of blank check preferred stock as Series A Preferred Stock, which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be set forth in the certificate of incorporation filed with the Secretary of the State of the State of Nevada on November 5, 2020. As of the date of this offering statement, a total of 7,393,750 shares of common stock and 2,365 shares of Series A Preferred Stock are issued and outstanding, and excludes:

- 740,000 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $2.00 per share.

Series A Preferred Stock
We designated of 2,365 shares of blank check preferred stock as Series A Preferred Stock, each share having a par value of $0.0001. 2,365 shares of Series A Preferred Stock are issued and outstanding to date.

Common Stock
We have authorized the issuance of 400,000,000 shares of our common stock, each share having a par value of $0.0001.

Restricted Stock
We issued restricted stock to our directors and advisors through restricted stock purchase agreements. As of the date of this offering statement, 238,152 shares of restricted stock were vested and 2,049,320 shares of common stock are yet to vest. The vesting schedule of the restricted stock are:

Name	Number of Restricted Stock	Vesting Schedule
Participant A*	312,500	112,500 restricted shares vested upon the execution of the Restricted Stock Award Agreement; 160 restricted shares shall vest per hour of unbilled services performed by Participant A commencing January 1, 2021.
Participant	60,000	10,000 restricted shares vested upon the execution of the Restricted Stock

B*		Award Agreement; 75 restricted shares shall vest per hour of unbilled services performed by Participant B commencing January 1, 2021.
Participant C*	195,000	75 restricted shares shall vest per hour of unbilled services performed by Participant C commencing January 1, 2021.
Participant D*	50,000	35 restricted shares shall vest per hour of unbilled serviced performed by Participant D.
Participant E*	25,000	5,000 restricted shares shall vest on the first day of each year for five years.
Participant F*	28,000	The restricted shares will vest in equal installment of 1,167 shares monthly and all shares will be fully vested on June 1, 2021.
Participant G*	100,000	The restricted shares will vest in equal installment monthly over 36 months (2,778 shares per month) and will fully vest on the third anniversary from date of the Restricted Stock Award Agreement.
Participant H*	30,000	The restricted shares will vest in equal installment monthly over 36 months (833 shares per month) and will be fully vested on February 28, 2024.
Theseus Capital Ltd.	1,479,750	(i) 25% of the shares (369,937 shares) will be vested when the Company raises at least $2.5 million at an average pre-valuation in excess of $25 million; (ii) 50% of the shares (739,875 shares) will be vested when the Company raises at least $5 million at an average pre-valuation in excess of $25 million; (iii) 75% of the shares (1,109,812 shares) will be vested when the Company raises at least $7.5 million for the Company at an average pre-valuation in excess of $25 million; and (iv) 100% of the shares (1,479,750 shares) will be vested when the Company raises at least $10 million at an average pre-valuation in excess of $25 million.

* The restricted stockholders each holds less than 20% of shares of common stock on a fully diluted basis.

Stock Options

In November 2020, our Board of Directors adopted the Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs 2020 Equity Incentive Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 740,000 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of the date of this offering statement, 720,542 shares of stock options were vested, and 19,458 shares of stock options are yet to vest.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. Our existing Series A Preferred Stock and any future series of Preferred Stock that we issue or any debt securities that we issue in the future have or will have a liquidation preference and if there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The debts of the issuer are $750,100.37 loan from our CEO, Jeffrey Kleiner and an $11,695.78 fixed asset loan to US Bank.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Jeffrey Kleiner	$ 750,100.37[1]	6 %	February 24, 2026
US Bank	$ 10,713.36[2]	4.24 %	January 7, 2023

(1) As of April 6, 2021

(2) As of April 16, 2021

25. **What other exempt offerings has the issuer conducted within the past three years?**

On August 2018, we had a common B units offering exempt under Regulation D of the Securities Act.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 2018	Reg D	Common B Units	$ 634,000	Research and Development

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jeffrey Kleiner	CEO and Director	Loan	$716,726.47
Theseus Capital Ltd.	Consultant	Consulting Agreement	$[1]

(1) Theseus Capital Ltd. received 1,479,750 shares of restricted stock (if fully vested) in consideration for consulting services and a nominal cash payment. See "Question 17 – Description of Securities," above.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs is a development stage company with minimal operating history and minimal revenues to date. We expect to continue to generate revenue through selling our products to hospitals, surgery centers, distributors, or other medical companies. Our products are used in lumbar spinal fusions. We currently have one product in the market that has an ASP (average selling price) of $325. It is a disposable, single use item. We estimate that there are about 400,000 lumbar spine fusions annually in the US and growing at 5% a year.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- We plan to target 10-12 surgical sites with surgeons who utilize different approaches for our alpha launch.
- We plan to have our KG™2 to be submitted to the FDA in the first quarter of 2021 for 510(k) clearance.
- We plan to keep developing our KG™3.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the year ended December 31, 2019 and reviewed financial statements for the year ended December 31, 2020.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security? [___] Yes [X] No

      (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [___] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

(C) engaging in savings association or credit union activities? [___] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease

---

Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs OFFERING   **PAGE 40**

and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii)   Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.kleinerlabs.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jeffrey Kleiner
(Signature)

Jeffrey Kleiner
(Name)

CEO, President and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Kleiner
(Signature)

Jeffrey Kleiner
(Name)

CEO, President and Director
(Title)

May 5, 2021
(Date)

/s/ Harris Kirshner
(Signature)

Harris Kirshner
(Name)

CFO, Secretary and Director
(Title)

May 5, 2021
(Date)

/s/ Stewart Peabody
_____
(Signature)

Stewart Peabody
(Name)

Director
(Title)

May 5, 2021
_____
(Date)

I, Jeffrey Kleiner, being the CEO, President and Director of Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited 2019 financial statements and reviewed 2020 financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed the tax return for the year ended December 31, 2020, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.

/s/ Jeffrey Kleiner
(Signature)

Jeffrey Kleiner
(Name)

CEO, President and Director
(Title)

May 5, 2021
(Date)

EXHIBITS

Exhibit A	2020 Reviewed Financial Statements and 2019 Audited Financial Statements
Exhibit B	Offering Page
Exhibit C	Subscription Agreement
Exhibit D	Pitch Deck
Exhibit E	Video Transcript

EXHIBIT A

2020 Reviewed Financial Statements and 2019 Audited Financial Statements

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

<p style="text-align:center;">**Independent Accountant's Review Report**</p>

To the Board of Directors and Stockholders
Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs)
Village Nevada, Nevada

We have reviewed the accompanying financial statements of Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs) (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Spinal Surgical Strategies, Inc. (dba Kleiner Device Labs) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2019 Financial Statements
The 2019 financial statements were audited by us and we expressed an unmodified opinion on them in our report dated March 23, 2021. We have not performed any auditing procedures since that date.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company's auditor since 2020.

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
April 20, 2021

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Balance Sheets

		December 31, 2020		December 31, 2019
Assets		(Unaudited)		(Audited)
Current assets:				
Cash and cash equivalents	$	140,141	$	173,413
Accounts receivable, net		6,920		9,531
Inventory		83,833		20,104
Prepaid and other current assets		66,267		29,050
Total current assets		297,161		232,098
Property and equipment, net		288,655		50,164
Total Assets	$	585,816	$	282,262
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable and accrued liabilities	$	314,087	$	17,508
Loan payable - current		5,943		5,697
Due to related parties		347,999		797,936
Accrued interest - related parties		2,138		42,368
Accrued dividend		24,425		-
Total Current liabilities		694,592		863,509
Loan payable		6,724		12,666
Total liabilities		701,316		876,175
Preferred stock, $0.0001 par value, 100,000,000 shares of blank check preferred stock authorized:				
Series A Redeemable Preferred Stock, 2,365 shares designated $0.0001 par value: 2,365 and 0 shares issued and outstanding, respectively		2,365,000		-
Stockholders' Deficit:				
Common stock, $0.0001 par value, 400,000,000 shares authorized; 7,168,750 and 5,401,000 shares issued and outstanding, respectively		717		540
Additional paid-in capital		1,518,414		1,809,783
Accumulated deficit		(3,999,631)		(2,404,236)
Total Stockholders' Deficit		(2,480,500)		(593,913)
Total Liabilities and Stockholders' Deficit	$	585,816	$	282,262

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Operations

	Year Ended December 31,	
	2020	**2019**
	(Unaudited)	(Audited)
Revenue	$ 43,333	$ 29,812
Cost of goods sold	8,454	6,348
Gross profit	34,879	23,464
Operating expenses:		
Selling, general and administrative	354,418	422,617
Professional fees	185,627	106,054
Research and development	1,014,951	252,465
Total operating expenses	1,554,996	781,136
Loss from operations	(1,520,117)	(757,672)
Other income (expense):		
Interest expense	(50,861)	(32,857)
Interest income	8	5,980
Total other income	(50,853)	(26,877)
Loss before income taxes	(1,570,970)	(784,549)
Income tax provision	-	-
Net loss	$ (1,570,970)	$ (784,549)
Dividend on Series A Preferred Stock	(24,425)	-
Net loss attributable to common stockholders	$ (1,595,395)	$ (784,549)
Net loss per common A share: Basic and Diluted	$ (0.32)	$ (0.15)
Weighted average number of common A shares outstanding: Basic and Diluted	4,947,255	5,401,000

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2020 and 2019

| | Series A Redeemable Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2018	-	$ -	5,367,400	$ 537	$ 1,607,124	$ (1,619,687)	$ (12,026)
Issuance of common shares for cash	-	-	20,000	2	49,998	-	50,000
Issuance of common shares for settlement of debt	-	-	13,600	1	33,999	-	34,000
Stock option granted	-	-	-	-	117,789	-	117,789
Contribution	-	-	-	-	873	-	873
Net loss	-	-	-	-	-	(784,549)	(784,549)
Balance - December 31, 2019 (Audited)	-	$ -	5,401,000	$ 540	$ 1,809,783	$ (2,404,236)	$ (593,913)
Issuance of common shares for stock option	-	-	617,500	62	6,113	-	6,175
Issuance of preferred stock	2,365	2,365,000	-	-	-	-	-
Cancellation of shares	-	-	(1,000,000)	(100)	(499,900)	-	(500,000)
Stock based compensation	-	-	2,150,250	215	202,418	-	202,633
Net loss	-	-	-	-	-	(1,570,970)	(1,570,970)
Preferred stock dividend	-	-	-	-	-	(24,425)	(24,425)
Balance - December 31, 2020 (Unaudited)	2,365	$ 2,365,000	5,018,500	$ 502	$ 1,518,629	$ (3,999,631)	$ (2,480,500)

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Statements of Cash Flows

	Year Ended December 31,	
	2020	**2019**
	(Unaudited)	(Audited)
Cash Flows from Operating Activities		
Net loss	$ (1,570,970)	(784,549)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	202,633	117,789
Depreciation	16,824	18,065
Operating expenses paid by related parties	-	984
Changes in operating assets and liabilities:		
Accounts receivable	2,611	2,579
Inventories	(63,729)	5,395
Prepaid and other current assets	(35,417)	(15,382)
Accounts payable and accrued liabilities	296,579	(41,042)
Accrued interest - related parties	30,833	9,852
Net cash used in operating activities	(1,120,636)	(686,309)
Cash Flows from Investing Activities		
Purchase of property and equipment	(255,315)	-
Net cash used in investing activities	(255,315)	-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	-	50,000
Proceeds from exercise of option	4,375	-
Repayment of loans payable	(5,696)	(5,460)
Proceeds from related parties	1,344,000	500,000
Repayment to related parties	-	(340,444)
Net cash provided by financing activities	1,342,679	204,096
Net change in cash and cash equivalents	(33,272)	(482,213)
Cash and cash equivalents - beginning of period	173,413	655,626
Cash and cash equivalents - end of period	$ 140,141	$ 173,413
Supplemental cash flow disclosures:		
Cash paid for interest	$ 18,824	$ 10,487
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activity:		
Contribution by related party	$ -	$ 873
Common shares issued for settlement of debt	$ -	$ 34,000
Series A Preferred Stock issued for settlement of debt	$ 2,365,000	$ -
Promissory note for cancellation of common shares	$ 500,000	$ -
Receivable from exercise of option	$ 1,800	$ -

The accompanying notes are an integral part of these financial statements.

SPINAL SURGICAL STRATEGIES, INC.
(DBA KLEINER DEVICE LABS)
Notes to Financial Statements
December 31, 2020 (Unaudited) and 2019 (Audited)

NOTE 1 – ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Spinal Surgical Strategies, Inc. dba Kleiner Device Labs, ("the Company," "we" or "us") was organized as Spinal Surgical Strategies, LLC in the state of Colorado on March 18, 2013. In 2014, the Company registered with the state of Nevada and ceased operations in Colorado. The Company was originally incorporated as a partnership and changed the status to a C-Corporation on November 5, 2020. The Company is based at 999 Driver Way, Incline Village, Nevada. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company's fiscal year end is December 31.

The Company produces and develops and designs minimally invasive spinal surgical tools and implants.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of December 31, 2020, the Company has an accumulated deficit and has sustained a net loss.

The ability of the Company to obtain profitability is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $140,141 and $173,413 in cash as of December 31, 2020 and 2019, respectively.   The Company did not have any cash equivalents at December 31, 2020 and 2019.

Financial Instruments and Fair Value Measurements

The Company follows ASC 820, "*Fair Value Measurements and Disclosures,*" which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The carrying values of our financial instruments, including, cash, inventory, prepaid expenses, due to related parties, and accounts payable, approximate their fair values due to the short-term maturities of these financial instruments.

Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method. The depreciation and amortization methods are designed to amortize the cost of the assets over their estimated useful lives, in years, of the respective assets. The Company's assets consist of equipment and is being amortized over seven (7) years.

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2020 and 2019, no impairment losses were identified.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant, and recognize compensation over the service-period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes-Merton option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The model includes subjective input assumptions that can materially affect the fair value estimates. The expected volatility is estimated based on the most recent historical period of time, of other comparative securities, equal to the weighted average life of the options. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

Accounts Receivable and Allowance for Uncollectible Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged against the allowance when it is probable that the receivable will not be recovered. As of December 31, 2020 and 2019, the Company had no valuation allowance, nor accounts receivable. Based on management's estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for doubtful accounts at this time.

Revenue Recognition

In accordance with *ASC 606 – Revenue from Contracts with Customers,* the Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

The Company derives revenue from the sales of surgical devices to end users and distributors. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Cost of Revenue

Cost of revenue includes discounts for prepayment and merchant fees.

Research and Development

Research and development costs are expensed when incurred in accordance with ASC 730, *"Research and Development."* These costs consist of external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, third-party manufacturing organizations and consultants; employee-related expenses, which include salaries and benefits for the personnel involved in the Company's product development activities; facilities expense, and equipment and laboratory supplies. For the years ended December 31, 2020 and 2019, research and development costs were, $1,014,951 and $252,465, respectively.

Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Net Loss Per Share of Common Stock

The Company has adopted ASC Topic 260, *"Earnings per Share,"* ("EPS") which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net income and net loss per share is the same as basic net income and net loss per share when their inclusion would have an anti-dilutive effect due to our continuing net losses.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02,*"Leases"* (Topic 842). Under this guidance, lessees will be required to recognize on the balance sheet a lease liability and a right-of-use asset for all leases, with the exception of short-term leases. The lease liability represents the lessee's obligation to make lease payments arising from a lease, and will be measured as the present value of the lease payments. The right-of-use asset represents the lessee's right to use a specified asset for the lease term, and will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee s initial direct costs. The standard also requires a lessee to recognize a single lease cost allocated over the lease term, generally on a straight-line basis. The new guidance is effective, for private companies, for fiscal years beginning after December 15, 2021. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the Company's financial statements.

The Company has reviewed all other recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial statements.

NOTE 3 – INVENTORY

Inventories are valued at the lower of cost or net realizable value. We determine cost on the basis of the first-in, first-out methods. Work in progress is primarily the device assembled without being packed and sterilized. The finished goods are the device after it is packaged, sterilized, and cleared for use. Inventories consisted of the following:

		December 31, 2020		December 31, 2019
Finished goods	$	13,325	$	5,621
Work in progress		69,940		13,480
Raw Material		568		1,003
	$	83,833	$	20,104

NOTE 4 –PREPAID AND OTHER CURRENT ASSETS

Prepaid expenses consist of insurance, retainers for professional services, and deposits to product suppliers. Prepaid and other current assets at December 31, 2020 and 2019 consist of the following:

		December 31, 2020		December 31, 2019
Prepaid expense	$	64,467	$	29,050
Receivable from exercise of option		1,800		-
	$	66,267	$	29,050

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and 2019 consist of the following:

		December 31, 2020		December 31, 2019
Cost:				
Molds and equipment	$	376,025	$	120,710
Furniture and fittings		5,745		5,745
		381,770		126,455
Less: accumulated depreciation		(93,115)		(76,291)
Property and equipment, net	$	288,655	$	50,164

During the years ended December 31, 2020 and 2019, depreciation expense was $16,824 and $18,065, respectively.

During the years ended December 31, 2020 and 2019, the Company purchased property and equipment of $255,315 and $0, respectively.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Trade payable	$	256,806	$	2,274
Credit card		57,281		14,936
Other liability		-		298
	$	314,087	$	17,508

NOTE 7 – LOAN PAYABLE

Loans payable at December 31, 2020 and 2019 consist of the following:

	December 31, 2020		December 31, 2019	
Loan dated in January 2018		12,667		18,363
	$	12,667	$	18,363
Current	$	5,943	$	5,697
Non-current	$	6,724	$	12,666

During the years ended December 31, 2020 and 2019, the Company did not borrow any amount and repaid loan payable of $5,696 and $5,460, respectively.

During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $669 and $905, respectively, and recorded accrued interest of $0 and $0, respectively, as of December 31, 2020 and 2019.

NOTE 8 - EQUITY

Preferred Stock

The Company has authorized 100,000,000 shares of blank check preferred stock with a par value of $0.0001 per share.

The Company designated 2,365 shares of preferred stock as Series A Redeemable Preferred Stock with an original issue price of $1,000 per share. Each share of Series A Redeemable Preferred Stock has a dividend rate of 6% per annum, and no conversion feature or voting rights. The Company determined the Series A Redeemable Preferred Stock is considered to be contingently redeemable and as a result, it has been classified as mezzanine equity on the Company's Balance Sheet.

During the year ended December 31, 2020, the Company issued 2,365 shares of Series A Redeemable Preferred Stock to settle a total related party debt of $2,365,000.

As of December 31, 2020 and 2019, the Company had 2,365 and 0 shares of Series A Redeemable Preferred Stock issued and outstanding, respectively.

Common Stock

The Company has authorized 400,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

During the year ended December 31, 2020, the Company issued 617,500 shares of common stock for exercised stock options for $6,175, of which $1,800 is recorded as receivable as of December 31, 2020.

During the year ended December 31, 2020, the Company issued 2,150,250 shares of restricted common stock awards.

During the year ended December 31, 2020, the Company agreed to buy back 1,000,000 shares from Dr. Jeffrey Kleiner for a note of $500,000 at 6% per annum and cancelled 1,000,000 shares.

During the year ended December 31, 2019, the Company issued 13,600 shares of common stock for $34,000 of debt and accrued interest and 20,000 shares of common stock for cash of $50,000, to a related party.

As of December 31, 2020 and 2019, the Company had 7,168,750 and 5,401,000, respectively, common shares issued and outstanding.

Stock Options

During the fiscal year ended 2017, the Company issued profit interests in the partnership. During November 2020, the profit interests were converted to stock options when the Company converted to a corporation. The Company has accounted for profit interests as stock options for valuation purposes. The stock options vest based on the provided service hours.

During the years ended December 31, 2020 and 2019, the Company granted stock options to purchase up to 100,000 and 265,500 shares of common stock, at an exercise price of $0.01 or $2.00 per share, respectively, and were valued at the fair value calculated using the Black-Scholes-Merton model. During the year ended December 31, 2020 and 2019, the fair value of the stock options granted were $59,077 and $88,121, respectively. During the year ended December 31, 2020 and 2019, $102,133 and $117,789 were recorded as stock-based compensation, respectively, of which $32,862 and $20,677 were to related parties. As of December 31, 2020, $10,858 remains unamortized, of which $0 is with related parties.

The following assumptions were used to determine the fair value for the options granted using a Black-Scholes-Merton pricing model during the year ended December 31, 2020 and 2019:

Fair values	$	0.09 - 0.59
Exercise price	$	0.01 - 2.00
Expected term at issuance		5 years
Expected average volatility		50.60%
Expected dividend yield		—
Risk-free interest rate		1.62%

A summary of the change in stock options outstanding for the years ended December 31, 2020 and 2019 are as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, December 31, 2018	1,312,500	$	1.43
Granted	265,500		1.33

Cancelled		-		-
Forfeited		-		-
Outstanding, December 31, 2019		1,578,000	$	1.41
Granted		100,000		0.01
Exercised		(617,500)		0.01
Cancelled		(178,000)		1.41
Forfeited		(35,000)		2.00
Outstanding, December 31, 2020		847,500	$	1.78
Exercisable, December 31, 2020		783,042	$	1.78

Restricted Common Shares

During the year ended December 31, 2020, the Company granted restricted stock awards of 2,150,250 shares. During the year ended December 31, 2020, the fair value of the stock awards was $1,258,350, and $100,500 were recorded as stock-based compensation of which $73,500 was to related parties. As of December 31, 2020, $1,171,050 remains unamortized, of which $1,046,850 is with related parties. Shares are vested based on the provided service hours.

	Number of Shares
Outstanding, December 31, 2019	-
Granted	2,150,250
Cancelled	-
Forfeited	-
Outstanding, December 31, 2020	2,150,250
Vested shares, December 31, 2020	198,500

NOTE 9 - RELATED PARTY TRANSACTIONS

Capital Contributions

During the years ended December 31, 2020 and 2019, our CFO contributed $0 and $873, respectively.

Due to Related Party

Due to related parties at December 31, 2020 and 2019 consist of the following:

During the years ended December 31, 2020 and 2019, the CEO advanced a total of $347,999 and $797,936.

During the years ended December 31, 2020 and 2019, the Company borrowed from our related parties a total of $1,344,000 and $500,000 and repaid $0 and $340,444, respectively.

During the years ended December 31, 2020 and 2019, our CEO and CFO paid expenses of $0 and $984 on behalf of the Company, respectively.

During the years ended December 31, 2020 and 2019, the Company recorded interest expense of $48,988 and $29,019, respectively, and recorded accrued interest of $2,138 and $42,368, respectively, as of December 31, 2020 and 2019.

NOTE 11 – SUBSEQUENT EVENT

Management has evaluated subsequent events through the date these financial statements were issued. Based on our evaluation the following material events have occurred that require disclosure.

- The Company issued 95,000 shares of common stock for exercise of options for $950.

EXHIBIT B
Offering Page



Patented devices that allow spine surgery to be less painful, less expensive, and provide better outcomes

GET STARTED NOW!

7 Big Reasons to Invest | Five Major Challenges & Kleiner Solutions | Company Information + FAQ | Offering Details

Kleiner Device Labs
(Spinal Surgical Strategies, Inc.)

Now Accepting Investors
**Limited availability

HOT   **$0** committed
0 investors

OFFERING TYPE	PRICE PER SHARE	VALUATION	MINIMUM
Regulation CF	$3.50	$28.5 million	$437.50

Is This The Future
of Spinal Surgery?



- Find out how this tiny medical device company could disrupt a **$13.85 billion market**...

- Dramatically improve the **"first time" success rate** of spinal surgeries, potentially preventing billions of dollars in follow up procedures...

- And potentially <u>help millions of people</u> – *right here in America* – avoid the leading cause of disability that costs our country **$434 billion** a year in medical bills and loss of productivity.

Want To Invest In This Company?

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↳ The "Big Idea" In 60 Seconds

For years, Jon K. suffered from chronic back and leg pain. As an artist and avid outdoorsman, Jon chalked his aches and pains up to "getting older."

But now, this *crippling* pain was threatening his entire way of life.

His doctors said that surgery would be very risky for him. Because of his diabetes, doing traditional open theatre back surgery could lead to huge consequences:



- Injury to the normal structures of his back, failed operations.

- An exchange of one set of symptoms for another.

- An opioid addiction

- And perhaps most cruel of all... *the pain could actually get worse!*

Then one day, he met Dr. Kleiner and learned about his revolutionary strategy for performing what's called "minimally invasive spinal surgery."

Instead of an 8-hour procedure that would require blood transfusions, damage the normal structures of his spine, lead to a high risk of infection due to the procedural invasiveness, as well as a prolonged hospitalization and a long recovery...

He'd be looking at a mere 3-hour procedure that would use *smaller, less damaging* incisions that would...

- ✔ Reduce the risk of infection...

- ✔ Reduce the visible scars that open surgery would leave...

✔ Reduce the amount of blood loss as part of the procedure...

✔ Reduce the anesthesia required to keep him under...

And perhaps most amazing of all, he'd be out of the hospital <u>within 36 hours</u> instead of 4 days.

Feeling like this was his last option to finally free himself of the sleep-depriving and activity-limiting pain… Jon put his faith in this breakthrough procedure that promised to do what traditional spinal surgical procedures could not.

Because the surgery was performed using minimally invasive techniques…

There was no need to cut muscle, divide the muscle-to-bone connective tissues, or remove normal parts of his anatomy…

However, for most patients considering minimally invasive spinal surgery, the failure rate is uncomfortably high:

- **A 25% to 35% chance of failing to achieve "spinal fusion."** This is the number one reason most spinal surgeries fail. When this happens, the most common result for the patient is equal – or greater – levels of pain than before… plus the likelihood of additional surgeries (estimated average cost: $135,000 per procedure).

- **A 10% to 40% chance of being diagnosed with Failed Back Surgery Syndrome (FBSS)**. Defined by the International Association for the Study of Pain as "lumbar spinal pain of unknown origin either persisting despite surgical intervention or appearing after surgical intervention for spinal pain originally in the same topographical location."

  ○ This means that even if spinal fusion is successful, it <u>doesn't guarantee a reduction in pain</u>. In some cases, it could actually make existing pain worse, or create new pain that wasn't there before. One study found that 78% of patients with FBSS were *"unable to work normally and had poor quality of life."*

- **An increased likelihood of subsequently developing an opioid addiction.** More than one fifth of patients with opioid addiction were associated with FBSS *(Societal cost: estimated at anywhere from $78.5 to $504 billion a year)*.

To Dr. Kleiner, these statistics simply weren't acceptable.



That's why he began developing – and patenting – a new way of performing spinal surgeries. He calls it the *Kleiner Device Labs KG™ System*…

And the results Dr. Kleiner has achieved using this revolutionary system are impressive: a **92% chance** of achieving a successful spinal fusion compared to the 75% rate provided by other modern techniques.

Fusion success rate dramatically increases with KG 1



Sources: Kleiner et al, Med Devices and Tech, 2016 (pre-launch, clinical investigatory information)

For Jon, a 92% successful fusion rate, a negligible risk for infection and being out of the hospital at home in 1.5 days made it worth the risk of surgery.

Within three months of the surgery, Jon was riding his road bike again, and with minimal pain.

Within six months, he was back on the slopes, skiing for the first time in years.

And today, he can walk, stand, and sit without feeling a crippling pain shooting down his legs and no longer has pain every time he moves.

To call it a miracle might be a bit sensational…

But for Jon, **it probably felt like one.**

What's the Secret Behind this MedTech Breakthrough?

It all has to do with an elegant solution to a decades old problem.

In case you're not an expert on spinal surgery – or you don't know exactly why spinal fusion is critical to success – here's a quick primer.

According to the Mayo Clinic…



Spinal fusion permanently connects two or more vertebrae in your spine to improve stability, correct a deformity or reduce pain. Your doctor may recommend spinal fusion to treat:

- **Deformities of the spine.** Spinal fusion can help correct spinal deformities, such as a sideways curvature of the spine (scoliosis)…

- **Spinal weakness or instability.** Your spine may become unstable if there's abnormal or excessive motion between two vertebrae. This is a common side effect of severe arthritis in the spine. Spinal fusion can be used to restore spinal stability in such cases…

- **Herniated disk.** Spinal fusion may be used to stabilize the spine after removal of a damaged (herniated) disk.

The logic behind a spinal fusion is simple: stop the motion, stop the pain.

To do this, surgeons place bone – or a bonelike material – in the space between two spinal vertebrae. Metal plates, screws and rods may also be used to hold the vertebrae together, so they can heal into one solid unit.

In practice, this means filling the space between the vertebrae with something called "bone graft," which is put in between the vertebrates to "prime" the body to grow new bone and successfully fuse the spine.

As the **European Journal of Orthopedic Surgery & Traumatology** noted in a study:



"The fusion rates significantly increased as the amount of bone graft increased"

Which brings us to the critical question Dr. Kleiner had to answer…

If the best way to increase the odds of success is to deliver more bone graft, what's the best way to do that?

It all has to do with this patented rectangular shaped device.



KDL's KG2 device is designed to maximize bone graft in a single surgery. Compare ordinary device (L) with KG2 (R).
Old way
KG2 Device
The entire system is dedicated to the biologic healing of a fusion site by maximizing the bone grafting volume

It's called the **KG™2, Solid State Fusion Platform**; a simple tool that can help surgeons deliver up to three times the amount of bone grafting material than standard spinal surgical methods.

Even more impressive, this breakthrough technology is secured by a fortress of **23 US patents** (with five US patents currently pending).

However, the Kleiner Device Labs KG™ System – along with specialized devices like the KG™2 – can do much more than just maximize bone graft delivery. It also:

What Makes the Kleiner Device Labs KG™ System Special?



kleiner device labs

- ✓ **Transforms a complex, multi-step procedure into a simple, one step process.** In the old way, after exposing the disc space, surgeons had to:
  - Insert the bone graft with an ineffective, round cannula which encouraged jamming and poor graft distribution;
  - Spread it around the disc space with an additional instrument pass by the nerve tissue;
  - Make room for the insertion of the stabilizing interbody cage by creating a void in the bone graft mantle;
  - Insert the interbody cage as an additional instrument must pass by the nerve tissue— this step, distracting the disk space **after** application of the graft dilutes the actual graft volume that should have been applied.
- ✓ **Lowers the potential for trauma to the sensitive surrounding tissue.** Since the bone graft delivery and cage insertion can be consolidated in a single step, there's no need for continued insertion and reinsertion of surgical tools past the sensitive, exposed nerve tissue.
- ✓ **Shortens anesthesia time.** Fewer steps equals reduced surgery time, which lessens the amount of time the patient needs to be placed under anesthesia. This, in turn, lowers the risk of unintended pharmaceutical side effects.
- ✓ **Decreases blood loss.** A faster surgery means less blood loss for the patient.
- ✓ **Reduces the chances of infection.** The longer a patient stays "open", the higher the chances of being exposed to infection. Shorter surgery time thus lowers the risk of infection as well.
- ✓ **Simplifies procedure.** This allows the surgeon to concentrate their efforts on the more challenging parts of the surgery.

And today, everyday investors have a chance to be a part of what could be the most significant advancement in spinal surgery in 30 years…

A breakthrough technology that could potentially become the new standard in spinal surgery, and completely change the options available to the 266 million people each year who develop degenerative spine disease.

And perhaps the most important option it could give these millions of people who suffer from chronic back pain?

A new choice of where they receive their treatment: inside one of America's 5,700 ambulatory surgical centers (ASCs) in America.

BAIN & COMPANY

ACCORDING TO A RECENT REPORT BY BAIN & COMPANY…

Ambulatory surgery centers (ASCs) are transforming healthcare delivery as well as the market for medical devices and equipment. By focusing on routine, lower-risk procedures in a more convenient setting, ASCs can offer surgical procedures at rates 35% to 50% lower than hospitals. That's saving the US healthcare system an estimated $40 billion a year and fueling ASC growth.



Our analysis shows single-specialty centers focused on orthopedics, cardiology and spinal surgery will see the fastest growth in volume of procedures through the mid-2020s.

Minimally invasive surgery can potentially reduce patients' risk of infection, as well as shorten post-op recovery time.

Even with a 25% to 35% failure rate, minimally invasive spinal surgeries are already **a key profit driver** for the $75 billion ASC industry.

Although spine procedures often represent 20% to 25% of orthopedic procedures at ASCs, they contribute over 50% to the profit.

That's even with them being almost 25% cheaper than doing the same procedure at a hospital outpatient department; According to Medicare's procedure cost estimate, a lumbar fusion would cost $13,560 at a hospital outpatient department, and only $10,267 at an ASC.

This means that if spinal surgeries could be made truly safe, everyone would benefit – surgeons, patients, hospitals (and ASCs), and insurers.

✓ ***Patients could get a real shot at living a life with significantly less pain…***

✔ *Insurance companies would be on the hook for less costs…*

✔ *Surgeons – many of whom are part owners of ASCs – would be able to boast of higher success rates (and fatter profit margins)…*

✔ *And ASCs could see their growth and profit margins skyrocket as hordes of back pain sufferers rush to them for truly effective spinal surgery; The pandemic is already driving patients away from hospitals and into ASCs.*

KDL products decrease spinal surgery costs for all stakeholders:

	Surgeons	Patients	Hospitals	Insurers
Surgery time is improved	✔	✔	✔	✔
Hospital and recovery times reduced	✔	✔	✔	✔
Opioid requirements reduced	✔	✔	✔	✔
Chemical adjuvants reduced without reducing success, saving "**$7,800 per procedure**	✔	✔	✔	✔

Because the failure rate of minimally invasive spinal surgery is so high, doctors have looked at the use of chemical adjuvants and hormones such as rhBMP-2 to supplement the procedure.

Not only is this expensive, it has its own set of serious side effects: forming too much bone, causing nerve inflammation, impotence and even *cancer*.

This high failure rate is one of the reasons why minimally invasive surgery is not used as often in the more than 352,000 spinal fusions are performed each year.

This means more than a thousand people a day choose to play "Russian Roulette" with their back pain, and by extension, quality of life.

That could all change thanks to the Kleiner Device Labs (KDL) KG System.

Kleiner Device Labs' first invention – *the KG1* – has already seen spinal fusion **success rates increase from 75% to 92%**. The KG1 has achieved Class II FDA clearance and is commercially available and sold in the US and OUS.

Their newest product – *the KG2* – could take the success rate to the next level… making the surgeries faster, cheaper, easier, and even safer.

The KG2 is planned to be submitted to the FDA in Q2, 2021 for 510k clearance.*

And with it, comes the potential to put an end to this 70-year long "back pain epidemic" that has caused millions of people to suffer from the leading cause of disability in the world…

Help drive the fast-moving ambulatory surgical center space that is projected to explode to over $120 billion by 2026…

And potentially save Americans more than $434 billion per year in costs associated with back pain.

*Disclaimer: The KG2 product is in final development and not currently pending 510(k) clearance with the US FDA. The KG2 product is neither an investigational device nor the subject of an IRB approved clinical evaluation. The information provided on the KG2 product is intended for potential investors in Kleiner Device Labs and for a limited number of key clinician opinion leaders who can provide clinical input regarding the KG2 product applications.

↳ **Now Could Be Your Chance To Invest In This Game-changing Weapon In Our Fight Against The Global "Back Pain Epidemic"**

GET STARTED NOW!

7 BIG Reasons To Consider Investing In Kleiner Device Labs

■ **REASON #1:** **The Company's Solution Has Already Been Proven To Work.**



The company's first KG1 product has already been shown to increase the rate of successful spinal fusion from a "*C-grade*" 75% to a "solid-A" 92%. Its upcoming KG2 has the potential to take this a step further by making the entire surgery quicker, easier, and even safer.

■ **REASON #2:** **You Could Get In *Before* Its KG2 Product Hits The Market**

The KG2 has already been developed and is planned to be submitted to the FDA in Q2, 2021 for 510k clearance. While clearance isn't guaranteed, the management team is optimistic the product will receive clearance. All that's left is raising capital to aggressively show the medical industry why the KG2 deserves to be a **vital part** of a new standard in spinal surgery.

■ **REASON #3:** **A Clear Benefit To Every Player In The Healthcare Ecosystem**

Healthcare costs are spiraling out of control. The industry must figure out ways to bring down their costs – without sacrificing quality of care. Kleiner Device Labs' technology **improves patient outcomes, lowers costs, and makes surgeons' lives easier**.

■ **REASON #4:** **The Company's Ground-breaking Innovations Make It A Prime Acquisition Target**

Here's the cynical truth about the "Big Spine" industry. Innovation is not their focus – keeping the business growing and the dollars pouring in is. Their model is "innovation by acquisition," **making Kleiner Device Labs a ripe acquisition target**. In the past few years, we've seen acquisitions ranging from almost $500 million to over $1.5 billion in this space.

■ **REASON #5:** **Up To An 85% Profit Margin**

Figuring out the secret to **dramatically increasing spinal fusion success rates** – *and then shielding it with dozens of patents* – was the hard part. Because the product itself can be 3D-printed, the company can enjoy up to an 85% profit margin when sold to the end user (even accounting for cost savings for surgical centers). This also allows it to offer big commissions to its surgical salesforce and drive product adoption.



■ **REASON #6:** **Significant Investment From The Founder**

Unlike most startups who have no skin in the game, **Dr. Kleiner has personally invested more than $2 million** of his own money into the success of this technology. This is his life's work and represents the legacy he wants to leave.

Even more extraordinary, they've raised just under $1.4 million from outside investors, including friends and family, along with the <u>Sierra Angels</u> group who lead their Series-A round in 2018.

■ **REASON #7:** **You Could Help Millions Enjoy An Improved Quality Of Life**



As long as people walk on two legs, the global "back pain epidemic" isn't going anywhere. There will always be people who opt for/require surgery – and many more if it was safer. **Your investment in Kleiner Device Labs could help free <u>millions</u>** from the perpetual agony that is chronic back pain.

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Help Fight the Global "Back Pain Epidemic" That Has Condemned Hundreds of Millions to a Life of Constant Pain



Back pain isn't a new phenomenon.

In fact, the earliest recorded mention was written on a papyrus scroll dating back to *1,500 BC.*

However, since the 1950's, the Western world has experienced a marked and documented increase in low back disability.



▶ According to The Lancet – one of the world's oldest and best-known general medical journals: **Low back pain is now the leading cause of disability worldwide.**

The *European Spine Journal* estimated that in 2015, <u>over half a billion</u> people worldwide had low back pain.

It also ranked low back and neck pain as the fourth leading cause of disability-adjusted life years (DALYs) globally – just after ischemic heart disease, cerebrovascular disease, and lower respiratory infection.

What's behind this global "back pain epidemic"?

According to the non-profit *Nordic Orthopedic Federation* concluded:

"Low back disability, in the sense that we mean it today, is a product of our industrial society."

As counterintuitive as this might sound... the shift from an industrialized nation with practically non-existent labor laws to a "white collar" economy is perhaps to blame.

Many of us now get to sit in comfortable office chairs for hours a day... and plenty more hours hunched over staring at one of our many electronic devices. Our spines have not evolved to survive the wear and tear of upright activities.

And even though we've had more than 70 years of progress since the end of World War II, the "back pain epidemic" is showing no signs of slowing down – *and it's costing American's **billions of dollars** each year.*

The Substantial Economic Toll of Back Pain

According to *Spine* – the leading subspecialty journal for the treatment of spinal disorders...

■ **Approximately $90 billion is spent on the diagnosis and management of low back pain, and an additional $10 to $20 billion is attributed to economic losses in productivity each year**.

Others have found even more dire consequences...

Total losses from back pain could be as high as 2% of GDP for Western countries, mostly from lost productivity.

With US GDP standing at $21.73 trillion in 2019, that means **losses could reach *a staggering $434 billion*.**

Even discounting productivity losses, the amount of direct healthcare spending itself is eye-opening.

According to a 2016 study of 154 medical conditions, low back and neck pain had the highest amount of healthcare spending – at $134.5 billion.

Hospital costs have been increasing, with one study finding a <u>177% increase</u> in aggregate costs from 2004 to 2015 for spinal fusion surgeries.

Average cost per admission? **Over $50,000.**

This is a *big, expensive* problem. And by all indications, it's only going to get worse.

Who Does Back Pain Affect the Most?

By 2030, 73 million baby boomers – *one in five Americans* – will be 65 or older.

Studies have found that those over 50 have a 90% chance of some sort of spinal disc degeneration.

That's why it's no surprise to learn that **spinal fusion surgery was the fifth most popular surgical procedure** for the 65 to 79 age group.

Also unsurprisingly, people who go through surgery account for 30-times more costs than those who don't.

This means the increase in spinal surgeries from this "demographic time bomb" will further strain our overburdened healthcare system.

The cherry on top?

Our rising obesity rate. Studies have consistently shown that being overweight or obese are risk factors for low back pain in both men and women.



Obesity Rates Continue to Trend Up in U.S.
Percentage of U.S. adults who are obese based on height and weight survey
'17-'18 42.0
'15-'16 39.8
'13-'14 37.9
'11-'12 34.8
'09-'10 35.8
'07-'08 33.7
'05-'06 34.2
'03-'04 32.0
'01-'02 30.0
'99-'00 29.9
Data collected by CDC based on survey of 5,000 U.S. adults
Source: Centers for Disease Control and Prevention
statista

All these point to a surge in the number of spinal surgeries in the coming years.

This is nothing new. Spinal fusion surgeries have been increasing for years. One study found a 62.3% increase between 2004 and 2015. And the greatest increases were among those 65 or older, which **increased by a whopping 138.7%**.

This growth is despite the painful consequences that occur with failed back surgery, and also highlights the opportunity for procedures that reduce the surgical suffering of open operations.

The Evolution of Back Pain Treatment

▶ EARLY SPINAL SURGERIES

One of the first spinal surgeries was credited to an American orthopedic surgeon named Dr. Berthold Hadra.

In 1891, he successfully fused the spine of a patient suffering from a fracture dislocation… by wrapping wires around his spinal column.

In 1909, German surgeon Dr. Fritz Lange was the first to do spinal fusion surgeries on scoliosis patients. He used celluloid bars, steel, and silk wiring to straighten the spine.

Then in 1911, Dr. Russel Hibb, chief surgeon at New York Orthopedic Hospital, developed his own novel technique based on knee surgeries.

Dr. Fred Albee of the New York Postgraduate Hospital incorporated Hibbs' technique and modified it to use bone grafts from the tibia into spinal fusions.

But the excitement around spinal surgery soon faded, as patients began to report poor recovery experiences.


Pictured: An early spinal brace

Research continued, but no breakthroughs were made until the 1950s. The focus of that era was on new bracing and surgical techniques.

One popular development was the Harrington Rod, where a steel rod was literally "bolted" onto the patient's spine. The idea was to help provide more stability to spinal fusion and reduce the curvature. Up to one million people had these implanted to treat scoliosis between the early 1960s and the late 1980s.

Still, patients during this period typically experienced *"six to nine months of immobilization and frequently reported infection, fusion failure, and loss of correction."*

▶ BONE GRAFTS

During spinal surgery, bone grafting plays a vital role in promoting bone healing.

Bone grafts have been used to treat dental and orthopedic injuries since ancient times. Mayans used jadeite, gold, and turquoise for dental inlays, and ancient Romans used gold for dental implants.

The first known use of an autograft (bone from the patient's own body) was in Germany in 1821. The first use of an allograft (from other donors) was for a humeral defect in a 4-year-old boy in 1879 by Sir William MacEwen.



saw
3 cm
inner table
2 cm

Iliac crest bone grafting was used as early as 1921, where it was used for the treatment of a fractured mandible (i.e. the lower jaw). The material has strong structural and biological properties and has been used extensively in spinal surgery.

An iliac crest graft is a bone graft in which a piece of bone is removed from the upper region of the pelvis of a patient and implanted into another site within that patient's body.

These bone grafts are called ***autografts*** and are used primarily to replace bone lost to injury or illness.

However, the downside of an iliac crest graft is obvious; to get the raw material, the patient requires another surgical procedure, which can increase risk factors, including infection and pain.

That's why there has been no shortage of alternative methods.



Spinal column
Allograft
Screws

One alternative is something called an ***allograft***, which is when the material used comes from a donor of some kind; One of the first uses of an allograft in spine surgery was in anterior cervical fusion in 1976.

Anterior cervical discectomy and fusion (ACDF) is a type of neck surgery that involves removing a damaged disc to relieve spinal cord or nerve root pressure and alleviate corresponding pain, weakness, numbness, and tingling.

With allografting, not only can the surgeon reduce the risk of problems associated with harvesting bone from the iliac crest…

They can use a large quantity of material during spinal surgery, which is especially

important during multilevel fusion.


Two-level
Three-level
L3
L4
L5
S1
L4
L5
S1
VERITAS health

While multilevel spinal fusions are a common and necessary procedure to treat many types of spinal pathology, such as scoliosis or other types of deformity, for treatment of low back pain from lumbar degenerative disc pathology this type of procedure remains controversial.

The rise of bone graft substitutes began with the use of demineralized bone matrix (DBM); The original work surrounding DBM was based on Marshall Urist's original research on the "morphogenetic" properties of decalcified bone matrix. DBM has been modified and is now frequently used in the augmentation of spinal fusions.

However, the most widely used is something called *bone morphogenetic protein* (BMP). The pioneering work of Urist showed the potential for BMP to encourage and enhance bone growth.

Original pre-clinical research using recombinant human BMP-2 (rhBMP-2) and rhBMP-7 showed promising results in terms of augmenting spinal fusions. However, the rise in the use of RhBMP-2 in particular has sparked controversy regarding potential serious complications like ectopic bone formation (where bone grows where it's not supposed to) and possible cancer risks.

▶ INTERBODY DEVICES

Prior to the late 1970s, bone grafts for interbody fusions had a major problem – they tended to collapse or fragment, requiring reoperation. The solution was an interbody "cage" to help take the load of the spine.

Orthopedic surgeon George Bagby first created the "Bagby Basket," a perforated stainless steel cylinder, for use in horses.

Other spine surgeons developed their own versions of the Bagby Basket for use in humans. Their first experimental use of titanium interbody cages in humans was in 1989, and the first successful use of standalone lumbar cages was in 1992.



Pictured: Threaded interbody cages

In 1987, the potential of polyether ether ketone (PEEK) polymers in medical applications was suggested. PEEK implants were considered strong enough, and at the same time not too rigid, wear, and fatigue resistant as well as naturally radiolucent, and thus compatible with common imaging: **PEEK had all the necessary characteristics to replace titanium implants.**

The first PEEK implants reinforced with carbon fibers were used in 1999. Over the past decade a variety of PEEK implants have been introduced and cage technology has exploded.

The progress made in interbody devices also contributed to the next major leap in spinal surgery… ***minimally invasive surgeries.***

▶ MINIMALLY INVASIVE SPINAL SURGERY

Interbody fusions do not require as extensive exposure of the bony anatomy, making their popularity synonymous with the rise of minimally invasive spinal surgeries.

The major breakthrough in minimally invasive spine surgery was the improvement in microsurgery tools and understanding of human anatomy. This allowed for the "Wiltse approach", whereby the surgeon could gain access to the spine without slicing any muscles.

This meant **faster recovery**, **reduced risk of infection**, and a **lower chance of accidentally damaging surrounding nerves**.

Today, advancements in robotics technology are helping drive further progress in minimally invasive surgeries in general.

The minimally invasive surgery market was already worth $36.5 billion in 2018, and expected to hit $58.2 billion in 2024.

Demand for these less-risky minimally invasive surgeries are surging, especially as the number of people over 65 continue to increase.

And they are a key driver behind the growth of the quickly-expanding $75 billion Ambulatory Surgery Center (ASC) market.

Timeline of minimally invasive spinal surgery breakthroughs:



The Little-Known "Rocket Fuel" for the $75 Billion Ambulatory Surgery Center Market

Ambulatory Surgery Centers (ASC) were already estimated to be a $75 billion global market in 2018. By 2026, they are projected to be worth **over $120 billion**.

The dominant market? North America.


U.S. ambulatory surgery center market size, by application, 2015 - 2026 (USD Billion)
26.3
27.6
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Ophthalmology
Orthopedics
Gastroenterology
Pain Management/Spinal Injections
Plastic Surgery
Others
Source: www.grandviewresearch.com

What's driving the growth of this red-hot market? Here are a few major factors.

▶ Increasing Demand for Minimally Invasive Surgeries – Especially Spinal Surgeries

With an estimated compound annual growth rate of about 8%, the rising popularity of minimally invasive surgeries goes hand in hand with ASCs.

Because minimally invasive surgeries are safer, faster, and cheaper most would opt for this option if given a choice.

for this option if given a choice.

What has held the growth of minimally invasive surgeries back? Technology and training.

Not all surgeries can be done in a minimally invasive manner. But as technology continues to improve, this will only increase.

The other is training.

According to a review of minimally invasive surgery utilization rates in the US:

> *"Residents and fellows learn in an apprenticeship model, yet for many, the surgeons they learn from may lack advanced skills in minimally invasive surgery.*
>
> *In a survey of US obstetric and gynecology residency programs in 2006, only 69% had formal laparoscopy training.20 In a national survey of colorectal surgeons in 2009, lack of adequate operative time and formal training were the main reasons cited by the surgeons for not offering laparoscopic colon resections."*

Fortunately, the popularity of minimally invasive surgery has concurrently spurred more training programs for surgeons. But this also shows that if minimally invasive surgeries could be made easier, they would be even more prevalent.

▶ Convenience and Cost Savings

The bureaucracy in our healthcare system is legendary. According to Cath Lab Digest, ASCs are typically able to streamline the registration, admission, and discharge processes.

The result is the patient spends much less time at the facility on the day of the procedure. Compared to hospitals, the magazine notes that:

> *"The convenience seems to far surpass that of hospital registration and pre-surgical processes."*

Then there's the cost factor. A paper in the *Journal of Spine Surgery* found that the cost of performing a surgical procedure in an ASC is 45% to 47% lower compared to hospitals.

This "cost gap" has only been increasing.



In 2003, Medicare paid hospitals only 16% more, on average, than it paid ASCs for the same procedure. In 2019, Medicare paid hospitals 82% more than ASCs for outpatient surgery.

This is a big difference with big implications for our strained healthcare system.

The paper estimates that 48% of outpatient procedures are done at ASCs – saving $37.8 billion in healthcare costs for the commercially-insured population. If all outpatient procedures were done at ASCs, **$41 billion more in savings** could potentially be realized.

Medicare Payment to Provider

Figure 1. Medicare payment to provider by procedure. Calculated at https://www.medicare.gov/procedure-price-lookup/. Accessed January 20, 2020. HOPD=hospital outpatient department; ASC=ambulatory surgery center.

Medicare Patient Average Out-of-Pocket Expense

Figure 2. Medicare patient average out-of-pocket expense. Calculated at https://www.medicare.gov/procedure-price-lookup/. Accessed January 20, 2020. HOPD=hospital outpatient department; ASC=ambulatory surgery center.

The growth in ASCs is good for our healthcare system (and the patients' pockets). But it's also good for their owners, who are often the surgeons themselves.

▶ Potential Financial Rewards for Physicians and Surgeons

90% of ASCs in the US have at least some physician ownership, with 65% of them being solely owned by physicians.



ASC Ownership Breakdown
(Physician ownership is the vast majority)
Hospital [3.0%]
Corporate [4.0%]
Physician-hospital [24.0%]
Physician-hospital-corporate [1.0%]
Physician-corporate [4.0%]
Physician [64.0%]
ASCA's 2017 Salary & Benefits Survey

From ASCA's 2017 Salary & Benefits Survey.

Professional fee reimbursement has continued to decline over the last few decades. Meanwhile overhead and operating costs have increased.

This has driven physicians away from private practice and toward employment with hospitals. The problem? They lose a lot of their autonomy.

ASCs are thus a profitable *"side hustle"* for many surgeons.

The trend of decreasing professional fee reimbursements shows no signs of stopping; The Center for Medicare & Medicaid Services' Physician Fee Schedule rates for 2021 were 3.3% lower than 2020.

The kicker? If it wasn't for the last minute stimulus bill in December 2020, the Consolidated Appropriations Act, the rates for 2021 would have been 10.6% lower.

So, the pandemic may have curbed some of the decline for physicians. But the trend is clear, and physicians are likely to continue to shift toward ASCs mainly for financial reasons.

Speaking of the pandemic, it has also provided a boost to ASCs.

▶ The COVID-19 Pandemic

The cherry on top of the ASC growth story is the pandemic. The fear of contracting COVID-19 is driving patients away from hospitals and towards ASCs, with a survey finding that 46.2% of people saying that they would request the surgery take place at an ASC instead of a hospital.

As Dan Murrey, MD, chief medical officer of Surgical Care Affiliates in Deerfield, Illinois, said in a June 2020 interview, patients who have had their elective procedures halted due to the pandemic are now "anxious to have surgery done."

For the sake of understanding how the Kleiner Device Labs KG System plays in this ecosystem, it makes the most sense to drill down into the spinal fusion device market.



A Potential $13.85 Billion Up for Grabs

The global spinal fusion devices market was worth $6.37 billion in 2018 and expected to **hit $13.85 billion** by 2026.

According to *Fortune Business Insights*, North America would dominate the global market share for one key reason:

> *"Significant rise in the number of spinal fusion procedures in ambulatory surgical*

> *centers (ASCs) and outpatient settings…Spinal fusion procedures in ASCs are resulting in significant cost saving, which is projected to further propel the segment"*

It also noted that:

> *"According to the CDC, over 20.4% of US adults were suffering from chronic pain and 8.0% of the US adults had high-impact chronic pain in 2016. This is expected to augment the demand for spine fusion implants in the US during the forecast period "*

Add our rapidly aging populace to the mix, and you have a situation where the demand for spinal fusion implants is likely to only keep increasing.

Of course, spinal fusion devices are a broad market covering a variety of medical devices.

Out of all the spinal fusion devices on the market, interbody cages – like the KG2 – are a market estimated to be worth $2.31 billion by 2023.

The KG2 may only be targeting the interbody cage submarket for now. But once **Kleiner Device Labs** receives the funding it needs to roll out its full product pipeline, it's coming for the entire thing.



Product Pipeline
kleiner
KG3 Expandable
DragonTail
KG2 PLIF
KG2 Lateral
KG1 Uniportal
KG2 OLIF MAX
KG2 TLIF
• Prepackaged Sterile implants and instruments
• 3D printed titanium with osseo-friendly surface and porosity
• Single use instruments

The Road to FDA Clearance

As a medical device, the KG2 must register annually with the FDA once it's on the market.

The KG2 must also get **FDA 510(k) approval**, called the "premarket notification." Getting this approval means the device can be legally marketed in the US.

Even better, the 510(k) route is the "fast track" to getting a medical device released on the market.

All Kleiner Device Labs needs to show is that the KG2 is "safe and effective, and substantially equivalent to a legally-marketed device" in a similar category.

Once it's cleared, the company can then take it to market.

With the ability to profitably pay up to 50% in commissions (thanks to it being 3D-printed), this means **Kleiner Device Labs has the ability to incentivize an army of highly motivated sales representatives**…

Showing surgeons, ASCs, and hospitals across the continent why the KG2 – along with the entire KDL KG System – deserves to be the new standard in spinal surgery.



■ 510(K) Approval expected Q2 2021



■ Submission under new MDR - Approval expected Q2 2022

The company is also targeting to get something called a "CE mark" in the fourth quarter of 2021, which will also allow them to **begin selling the KG2 in the European Union**.

Because the "back pain epidemic" is far from a US-only problem…

Spinal Surgeries on the Rise Globally



It is estimated that surgeons perform **1.6 million instrumented spinal fusions per year** in the US.

Out of all spinal surgeries, interbody fusions comprise the lion's share of that market, with about 352,000 carried out annually.

The number of spinal surgeries per 100,000 adults have also risen from 60.4 in 2004 to 79.8 in 2015. For those over 65, the increase was from 98.3 to 170.3.

However, this trend is also not limited to just the US. **It's global**.

Studies have found similar increases in Japan, Korea, Canada, Australia, the United Kingdom, and Norway.

So it's no surprise that the industry giants are multi-billion dollar players.

A Look at "Big Spine"…



Five companies control approximately 71% of the spinal surgery market.
Medtronic 27%
Stryker 11%
Globus Medical 8%
Aesculap 2%
Spinal Elements 2%
DePuy Synthes 15%
NuVasive 10%
Zimmer Biomet 4%
ulrich medical 2%
Surgalign* 1%

Medtronic – the biggest player – had a market cap of almost $160 billion as of February, 2021.

On the same date, the market had valued **Stryker** at over $90 billion, **Zimmer Biomet** at over $33 billion, and **Globus Medical** at almost $7 billion.

And **NuVasive**, which is primarily focused on the minimally invasive spinal surgery market, was worth over $3 billion.

"BIG SPINE" REVENUES

But perhaps more impressive is the raw amount of revenue some of these companies generate from spinal surgery related products.

That's why it shouldn't be a surprise to see these larger players using their war chests to grow through acquisitions.

"Big Spine's" Acquisitions Strategy

The largest "mega acquisition" in the industry was when **Johnson & Johnson acquired DePuy Synthes** in 2011 for a whopping $21.3 billion.

Of course, DePuy Synthes was already a major player in the spinal surgery market by then.

But on a slightly smaller scale, we have seen the big spinal surgery players acquire smaller companies in order to add their latest innovation to their own portfolio.

Here Are Just A Few Of The Significant Acquisitions We've Seen In The Last Few Years...

- **Medtronic** acquiring Titan Spine – which has its own version of an interbody cage – for a rumored $480 million to add to its spine portfolio.

- **Smith & Nephew** acquiring Osiris Therapeutics, a bone graft and articular cartilage substitute products company, for $660 million.

- **Stryker** acquiring OrthoSpace, an Israel-based company focused on technology to treat irreparable rotator cuff tears in a $120 million deal.

- **Pacira** acquiring Myoscience, a medical device company focused on targeted therapies for pain relief, for $120 million in cash upfront and another potential $100 million pending commercial and regulatory milestones.

- **Medtronic** acquiring Mazor Robotics for its robotic surgery platform in a $1.64 billion deal.

- **Stryker** acquiring K2M – a spinal surgery device maker focused on the minimally invasive market – for $1.4 billion. Stryker's share of the spinal implant market has been declining in recent years, with spine representing the slowest growing component of the company's portfolio. It is with that backdrop that Stryker agreed to purchase spine-focused K2M.

- **RTI Surgical** (Surgalign) acquiring privately-held Paradigm Spine and its coflex interlaminar stabilization technology in a $300 million deal.

- **Orthofix** acquiring privately held Spinal Kinetics and its M6 line of artificial discs in a $105 million deal.

- **Stryker** acquiring Invuity, an advanced illumination surgical device company, for $190 million. While not a traditional spinal implant company, Invuity provides single-use lighted instruments that use the company's patented advanced photonics technology to enhance visualization in minimally invasive procedures.

It's called **"innovation by acquisition"**. Some may see it as stagnation...

But for companies like Kleiner Device Labs, **it's a huge exit opportunity.**

Why? Because the major players understand that spinal surgery has a "perpetual demand."

That's why they have the potential to turbocharge the growth of the $75 billion ASC market by helping them overcome the key challenges holding them back.

"Five Major Challenges" Preventing ASCs from Fully Leveraging Spinal Surgeries to Turbocharge Their Growth

▶ Challenge #1: Patients are Afraid of Spinal Surgery

And rightfully so. With a **25% to 35% failure rate** even for minimally invasive surgeries and the dire consequences of an unsuccessful fusion being – greater pain, expensive follow up surgeries, poor quality of life, and even a chance of developing an opioid addiction – who can blame them?

In fact, one study found that:

> *"Lumbar fusions performed in the ambulatory setting have been associated with relatively high hospital re-admittance and emergency room visit rates (15%) compared to analogous procedures performed in the hospital setting (4%)"*

Even so, spinal surgeries are already a key profit driver for ASCs, representing 20% to 25% of their orthopedic procedures but contributing over 50% to the profit.

If spinal surgeries were made safer, the demand for spinal surgeries at ASCs could surge.

Not only could they see more demand from people choosing ASCs over hospitals, but also from people who might have been previously too afraid to undergo spinal surgery (for very good reasons).

▶ Challenge #2: High Financial Risk for Surgeons

With 9 in 10 ASCs in the US being at least partially-owned by physicians or surgeons, and a full 65% of them being fully-owned, surgeons are taking high financial risk by performing surgeries with lower success rates.



According to LeverageRX's 2019 Medical Malpractice Payout Report, **an eye-watering $4.03 billion** was paid to plaintiffs in 2018. 21.4% of all malpractice allegations were related to surgery, the second highest behind diagnosis.

And if you think your health insurance premiums are high, consider that specialized surgeons **pay an average of $34,000 a year**, according to the Medscape Medical Malpractice Premium Report 2019.

Throw in the additional financial risk from being an owner of the surgical center itself...

And you can see why some surgeons might think twice about performing spinal surgeries in their own ASCs – thus depriving ASCs of a key profit driver.

▶ Challenge #3: Steep Learning Curve for Minimally Invasive Spinal Surgeries

Minimally invasive spinal surgeries are *delicate, highly complex* procedures. One small slip during one of the many steps and you might risk damaging surrounding tissue or a vital structure.

Not to mention the fact that you'd be working with a much smaller incision, and having to use a microscope to see what you're doing most of the time.

At the same time, surgeons cannot afford to be left behind as minimally invasive surgeries continue to grow in popularity – especially if they want to enjoy the financial rewards of being an ASC owner.

But they must learn how to do these surgeries on top of their hectic schedules, creating a time barrier to entry for surgeons aspiring to move into ASCs.

This barrier could be lowered if minimally invasive surgeries were less complicated.

▶ Challenge #4: Lack of Physician Engagement

According to the *AORN Journal*, physician engagement is one of the most significant challenges an ASC will face.

In other words, **there needs to be more incentives for surgeons and physicians to switch over to ASCs.**

We've already identified two of the "disincentives" – financial risk and the steep learning curve of minimally invasive surgeries.

These only add to the broader challenge.

ASCs need more surgeons to grow. And surgeons need compelling rational reasons to move to ASCs.

▶ Challenge #5: Cost Pressures on ASCs

The **Centre for Medicare and Medicaid Services** is using bundled payment models to reduce rising healthcare costs. In this format, a standalone ASC is paid one fee for the procedure performed, no matter the cost to the center.

The bundle model has extended to the lucrative spinal surgery market, with the spine bundle program being introduced in 2013.

This means that the higher the cost of the procedure for the center, the lower their profit margins. The opposite also applies; if the costs of the procedures could be lowered, **ASCs could boost their profit margins**.

Add in the fact that supply and equipment costs for ASCs are rising faster than reimbursements, and you can see that ASCs must find a way to alleviate some of their cost pressures if they are to fully realize their potential.

▶ We Must Make Spinal Surgeries – *A Key Profit Driver For ASCs* – *Safer, Cheaper, And Easier.*

Simple, but not easy.

Spinal surgeries are already a big money-maker for ASCs. The tradeoff is that their failure rates scare away both potential customers and the surgeons needed to operate the ASCs.

Add on cost pressures and the steep learning curve it takes for surgeons to learn the skills necessary to perform minimally invasive spinal surgeries at ASCs, and you have the root of the problem:

Spinal surgeries are considered too risky by many surgeons and customers.

Of course, this is not a new problem…

▶ What Others Have Tried *(And Why They've Fallen Short)*

Over the years, there's been no shortage of attempts to improve the success rates of spinal fusion.

The most popular path was something called "surface technology" – a process of manipulating the surface of the interbody cage itself to increase the chances of bone growth.

A company called **Titan Spine** created a new type of interbody cage with a surface that could ostensibly improve the success rates, and was acquired by Medtronic for a rumored almost $500 million.

Although hundreds of millions of dollars might have flowed into that technology, the truth is, **surface technology alone does not lead to successful fusions.** Effective bone graft delivery remains critical for successful surgical outcomes.

The **KG2 maximizes the volume of graft** delivered while including that surface technology in the same device.

You see, all these other companies focus strongly on the interbody cage device itself. Because in the end, they are just widget makers trying to sell more widgets. In that respect, it's far easier to iterate on what's already been done versus innovate and try something new.

- That's why the *Kleiner Device Labs KG System* can be called one of the biggest technological advancements in spinal surgery..

Instead of merely attempting to create a "me too" product that can sidestep existing patents… Dr. Kleiner was willing to challenge the conventional approach to spinal surgery and create something designed for spinal surgeons, by a spinal surgeon.

▶ The Hidden Bone Graft Solution

It was hiding in plain sight, in the most tedious part of the process that every surgeon hates – *getting the bone graft into the disc space.*

As a surgeon, Dr. Kleiner saw first-hand how difficult it was to get the right amount of bone graft into the disc space – not to mention having it fill the entire cavity properly.

Most surgeons and medtech companies ignored fixing the grafting problem simply because it was hard to do.



Round cannulas have limited ability to disperse grafting material (left) and also have the potential for clogging or jamming (right).

If the proportions are wrong, the insertion system can get clogged. If that happens, now the surgeon has to pull it out, unclog it, and try again. Once that's done, the surgeon ends up with the mantle of graft material which can wind up in the wrong place.

The **Kleiner Device Labs KG™ System** improves and streamlines the entire process by allowing more bone graft material to be delivered – and for both the graft delivery and cage implantation to be done – in a single continuous step.

The key was looking at how the entire procedure could be improved, instead of single solution placeholders.

Because no matter how well-built the cage is, it will fail without the graft because no matter how well-built the cage is, it will fail without the graft material.

However, when it comes to selecting graft material, every surgeon has their own preferences when it comes to brands they buy.

The **Kleiner Device Labs KG™ System** was designed with this in mind.

Instead of competing with bone graft companies, they've created a new system that <u>maximizes the volume of graft delivered</u>, and is compatible with the wide spectrum of different grafting products on the market.

It's a symbiotic relationship. A company makes better bone graft material – and the Kleiner Device Labs KG™ System can deliver more of that improved material quickly and efficiently into the spine.

It's a win-win scenario, which is why many bone graft companies are counting on Kleiner Device Lab's success.

Some investors might be wondering about other potentially competing medical technologies – like disc replacement and stem cell injections – that might provide an answer for this back pain epidemic…

However, according to *Contemporary Spine Surgery*…

- Despite significant preclinical and bench research for stem cells application, there is minimal evidence for the efficacy of this strategy in the spine. The nutritional factors related to stem cell survival in the disk space and spine are one of many formidable obstacles for this approach.

For this reason, Kleiner's management team isn't concerned with these potentially breakthrough future medical technologies entering the market any time soon.



Become A Shareholder Of This Innovative Spinal Surgery Solution Today

[GET STARTED NOW!]



THE KLEINER DEVICE LABS KG SYSTEM

"It Transforms A Complex, Multi-step Process Into A Simple, Single-step Procedure"



Market Opportunity: Harnessing the healing process

Conventional Multi-Step MIS Procedure

Time consuming
Tedious
Increased risks
Poorly adapted

Reduce Steps, nerve trauma, and surgeon fatigue

Flatten the MIS learning curve

Simple Insertion System: Insert, graft and release as a continuous step

Most things are obvious in hindsight…

If you've ever heard the expression a "square peg in a round hole," the most popular spinal fusion techniques literally attempt to fit a round peg into a square hole; the funnel for delivering the bone graft had a round opening – even though the opening for receiving the bone graft was rectangular.

According to the Kleiner Device Labs management team…

Everyone in the industry was thinking "*well, we have this round device and we have to deal with it.*"

The thing that created this difference was recognizing you don't need something round to deliver the bone graft.

Dr. Kleiner's innovation was to re-engineer the insertion system to match its shape to the opening in the spine; literally creating a square peg to fit a square hole.

The result?

Up to a **400% increase** in the surface area for the graft to flow through…



Product Philosophy: Flow-Through Technology/Physiologic Position
A system that puts a *square peg* in a *square hole.*

75% larger cross-section than typical pre-packing device.

400% larger cross-section than typical post-packing device.

KG2 Interbody Features

Diamond lattice structure: Pore size (600µm), porosity (60%), and structure facilitate bone ingrowth*

Endplate Windows

Topography to prevent backout

Large rectangular opening

Graft Ramps

Open sides for graft flow through

Optional cover plate restricts graft migration

And with it, a new technology that has the potential to **solve the major problems** facing minimally invasive spinal surgery.

KLEINER DEVICE LABS SOLUTION #1:

✔ Increases Success Rate Of Spinal Fusion Surgery

To reiterate an earlier statement, the logic behind spinal surgery is simple: **stop the motion, stop the pain.**

The way to achieve the "stop motion" in the spinal fusion is to get the bone to grow into that space. To do this, two things must be accounted for…

1. **Bone Graft** – You need bone graft material that enables bone to grow from the top plate to the bottom plate. More bone graft equates to a higher chance of fusion.
2. **Implant** – In order to help vertebrae fuse, a "cage" is installed to provide stability.

However, each person – and each surgery – is different.

A "one size fits all" solution simply won't cut it. It needs to be <u>customizable</u> based on the surgeon (and patients) specific needs.

Unlike many medical devices, **the KG2 is 3D-printed**. This means the product can be produced in a modular fashion; parts are movable and modifiable.

The opening at the back of the tray is rectangular, matching the shape of the hole made in the disc and maximizing surface area (75% larger than common circular shape) for bone graft infusion.

When combined with an "I-beam" design – which allows bone graft to flow out the sides of the interbody cage implant – the device can **deliver up to three times** the amount of bone graft into the disc space relative to the amount of disc material removed.



KG 2 implant from pre-packed sterile tray;
ready to insert
Graft flow dynamics

Also, because of this unique design, there is far less risk of grafting material to get jammed in the tube.

The cage is embedded together with the bone graft infusion, allowing multiple steps to be done almost simultaneously. This, in turn, results in less potential damage to nerve tissue from multiple entries/exits.

According to Kleiner Device Labs management…

> "We are the first to look at maximizing delivery of bone graft, and do it in a simple fashion.
>
> This is a strategy everyone is familiar with. It goes back to the days of fracture healing in the earliest recorded times in history. You bring some scaffold and cells and bone graft material. It's basically the glue that helps the bones heal.
>
> What we've done is made that process, we've streamlined it and eliminated the steps in delivering it, and the consequences are markedly better clinical outcomes."

By itself, this massive increase in bone graft delivery already produces better results…

But in addition to this, the surgeon also needs to do everything possible to minimize any potential malpractice risk during the surgery.

KLEINER DEVICE LABS SOLUTION #2:

✔ Lowers Probability Of Malpractice Suits

As stated earlier, the longer the operation is – and the more steps required to complete – the higher the chance something can go wrong.

In many ways, minimally invasive spinal surgery is like building a ship in a bottle.

However, whenever medical devices are put into the human body, the risk of infection is very real.

According to the Kleiner Device Labs team…

> **"If it's not disposable, it's not safe**. The problem is, a lot of spinal surgical equipment isn't disposable. This means potential problems if equipment hasn't been properly sterilized between uses."

Because the *KG2* is 3D-printed, it can be produced at far cheaper costs than competing products, which in turn makes it disposable.

The KG2 comes in a pre-packed single-use tray. This means the surgeon can have full confidence the equipment being used is sterilized before they ever enter the operating room.



KG2 Interbody System: **Single Use Sterile Pack**

Graft plunger
Inserter
pre-assembled with interbody
Cover plate inserter
pre-assembled with cover plate
Implants and Instruments
Pre-assembled and sterile packed in single use tray
Interbody sizes
Footprint: 9x24mm, 11x28mm, 11x32mm
Height: 7-14mm
Lordosis: 0°, 6°

This becomes increasingly important with regards to the rise of ASCs. Many of the surgeons are financial partners with these ASCs and are taking on the risk to achieve the reward of more money.

However, the main challenge is getting mass adoption of the technology is this: **Doctors want it, but they need to have complete confidence they can use it effectively.**

KLEINER DEVICE LABS SOLUTION #3:

✔ Cuts The Learning Curve For Minimally Invasive Spinal Surgeries

As the saying goes, *"you can't teach an old dog new tricks"*…

However, for many surgeons, they must adapt to new ways of surgery or risk becoming obsolete.

Practically speaking, it's harder to build a ship inside of a bottle than it is to cut open the bottle and put a ship inside of it.

For surgeons who must transition from open theatre to minimally invasive surgery, they have to be willing to learn how to do something that is potentially outside of their current competency.

Surgeons are raving about how easy Kleiner's technology is to use:

"Very simple and easy to use"
Michael Rauzzino MD, FACS
Front Range Spine and Neurosurgery
"Eliminated the frustration and challenge of interbody grafting"
Srdjan Mirkovic MD
Northshore Orthopedic Institute
"Greatly improves optimal bone graft delivery"
Stephen Pehler
Colorado Orthopedic Consultants

Many surgeons look at the steep learning curve to learn minimally invasive spine surgery and feel intimidated.

Logically speaking, why would a surgeon want to invest the time and effort into learning how to do something that's harder and riskier?

Surgeons want to be able to **provide the safest** and **most efficacious treatment** to their patients.

If this can be done without the pain of a steep

learning curve, makes their job easier, their outcomes better and their complications fewer... than the chance of adoption grows.

The Kleiner Spinal Surgical System transforms a complex, multi-step process into a simple, single-step procedure...

And by extension reduces surgical risk, surgeon fatigue, and operating time.

> ▶ The Kleiner Spinal Surgical System transforms a complex, multi-step process into a simple, single-step procedure...
>
> And by extension reduces surgical risk, surgeon fatigue, and operating time.

KLEINER DEVICE LABS SOLUTION #4:

✔ Increases Incentives For Surgeons To Shift To ASCs

Before COVID-19, there was already a clear shift towards the ASC model; When given the choice, patients will choose a lower-cost, out patient experience over an extended hospital stay.

BAIN & COMPANY ⏱

According to a 2019 report by Bain & Company...

ASCs performed more than half of all outpatient surgeries in 2017, up from 32% in 2005, and their influence is set to increase. Bain research shows procedures performed at ASCs will grow by an average 6% to 7% a year through 2021, up from 4% to 5% over the past three years.

Orthopedic, spine and cardio procedures will grow the fastest.

That shift will increase price pressure on medical devices and products because ASCs have lower reimbursement rates and ASC-based physicians are more price sensitive than their hospital-based peers are.

Total ambulatory surgery center procedures (2015–2021F)

Perhaps most interesting of this trend is how the broader healthcare industry is responding. Hospital networks are acquiring ASCs to recapture lost business. Payers are enthusiastic about the shift to lower cost setting, with some becoming ASC operators themselves.

For physicians, the allure is obvious. The opportunity to own equity and increase their control over how medical care is delivered can't be ignored.

And according to the same Bain survey....

Our analysis shows single-specialty centers focused on orthopedics, cardiology and spinal surgery will see the fastest growth in volume of procedures through the mid-2020s. These centers also are likely to have a higher average reimbursement per procedure. Let's take a closer look at the ASC growth dynamic in each of these specialties.

Cardiology, spine and orthopedic procedures will fuel rapid growth of ambulatory surgery centers through the mid-2020s

Percentage of procedures performed in ambulatory surgery centers

Even more appealing for physicians? Spine procedures are among the most profitable for ASCs (and by extension a boon for spine surgeons looking to make the jump).

COVID-19 merely threw jet fuel on this inevitable trend.

William Rambo, MD. of Midlands Orthopaedics & Neurosurgery says:

"Pandemic pressure has increased patient awareness of ASC alternatives for all surgeries. Throughout the pandemic, many ASCs were able to safely offer spine surgeries needed to address significant neural compression or to relieve severe pain.

Additionally, some hospitals have been slow to resume elective surgery as they remain focused on COVID-19 response and are still navigating staff shortages due to furloughs of critical support personnel."

Choll Kim, MD, PhD. Spine Institute of San Diego predicts:

"The COVID-19 crisis, while devastating, may give us the needed "activation energy" to pursue this important effort, which in turn will stimulate advancements in MIS technologies, ERAS, cost efficiency, customer service, complication management, and most importantly greater surgeon engagement in facility operations. I see a perfect storm brewing. The COVID-9 crisis has brought it much closer to land."

Michael Smith, MD. of Rothman Orthopaedic Institute reports:

"ASCs, especially with an overnight nursing option, and facilities that can extend care for 1-2 postoperative days should be able to accommodate a significant majority of spinal care. Minimally invasive techniques support this transition.

Surgeon ownership and management of these centers can build efficiencies for the physicians and the patients that are structurally impossible in a large and complicated hospital.

For those of us who have really only known life in academic medical centers, where the surgeon's control of anything other than the actual cutting is very limited, could find this a brave and bright new world."

And perhaps the most exciting part of this potentially "brave and bright new world?"

KLEINER DEVICE LABS SOLUTION #5:

✔ Lowers Costs Of Spinal Surgeries For All Stakeholders

The cost savings of the ASC model simply cannot be ignored; ASCs provide cost-effective care that saves the government, third party payers, and patients money.

According to the Ambulatory Surgery Center Association:

> During the eight-year period from 2011 to 2018, the total Medicare savings generated by ASCs was $28.7 billion. During the 10-year period from 2019 to 2028, projected total Medicare savings generated by ASCs is estimated to be $73.4 billion.
>
> Healthcare analysts project that 85 percent of all healthcare procedures will be performed outpatient by 2028, due in large part to advances in specialties like orthopedics, cardiology and spine, which are still overwhelmingly performed on an inpatient basis.



However, the ASC model is under pressure thanks to COVID-19. Even though the Coronavirus Aid, Relief, and Economic Security Act provided critical economic relief to many orthopedic practices last year, help didn't come without its price.

Surgeons expected CMS reimbursement and physician fee cuts, but many providers were shocked at how steep they were — initially an up to 10.2% decrease for some specialists.

Faced with this real economic pressure, the ASC ecosystem will need to adapt to control costs.

According to Alok Sharan, MD, of NJ Spine and Wellness in East Brunswick…

> *"Medical device companies will have to adapt to this new normal and offer services to surgeons to help them transition their practice to the outpatient space"*

And the Kleiner Devices Labs team is in position to supply this growing market – which demands safety, improved outcomes and quicker return to function at a lower price – with exactly what it needs…

An elegant product that lowers costs, increases profits, reduces risks, and creates better results for patients.

And today, you have the opportunity to invest in what could potentially become the future of spinal surgery here in America – and around the world – for the next decade (or more).



▶ COMPANY INFORMATION & FAQ

» What is the company's origin story?

During 25 years as a spinal surgeon Dr. Kleiner became progressively more focused on decreasing the amount of pain that his surgical patients experienced. The minimally invasive techniques that surgeons wanted to perform were hampered by instruments that created longer procedures and compromised the outcome.

He, in collaboration with senior engineers having extensive expertise the spinal implant technology, developed a suite of tools designed to make it easier to perform less painful, minimally invasive spine surgery. Those tools produced better patient outcomes, reduced operating time, and lowered costs for all stakeholders.

▶ PURPOSE

» What is the vision for the future (for the world, their customers, and themselves)?

We intend to **create a fundamental change in the way that modern spinal fusion surgery is performed.**

The result will be the adoption of our multiple patented system of ideas, implants, and strategies because they are simpler to perform, provide superior results, and have a nearly universal acceptance by surgeons.

By recognizing that the most important barrier to achieving spinal fusion could be eliminated with elementary physical principles, **KDL has created a solution to the most vexing and tedious problem in intervertebral surgery**: eliminating the challenge of bone graft delivery to the prepared disk space.

Because there did not seem to be an answer to the frustrating and tedious process of bone graft delivery, the industry had all but abandoned this essential part of the operation.

The desperation for an answer became so acute that a company (Titan Spine) which predicated its existence on the unproven notion of implant surface topography being sufficient to eliminate bone grafting was **purchased by Medtronic for a rumored $480M**.

KDL has solved the bone graft delivery dilemma with a process that will become the fundamental standard for the interbody spinal fusion. The application of this foundational approach is amenable to open or minimally invasive approach and because of the KDL KG 2 system, it can be easily performed in hospitals, ambulatory surgery centers and in countries with more primitive surgical settings.

> *"As a spinal surgeon and as a patient who has had spinal surgery, I wish this strategy and system was available to me. It would be the greatest contribution I could imagine to provide to patients and doctors alike."*

-Dr. Jeff Kleiner

» What is the company's "Big Hairy Audacious Goal"?

We want KDL technology to be the platform that all interbody spinal fusion surgery relies upon. Judging from the response that our presentation has had upon medical device companies and surgeons, we believe that this can be achieved.

If we can make a company designed for patients and doctors, we can bring along the other stakeholders and make them happy as well (insurance carriers, hospitals, and other medical device companies).

But if I had to boil it down to one tangible goal, **I'd like our technology to deliver a spinal fusion success rate of as close to 100% as possible.**

There are many variables that have to be satisfied to bring about a successful spinal fusion surgery If we can eliminate the technical issues of making patients and doctors life simpler, we have won a major battle...the next step will be branching out into diagnostic arenas so we that we can reliably bring the best surgical candidates to the operating room.

That decision is determined by several clinical considerations: making sure patients are emotionally stable, that we have the correct diagnosis, and the operation is performed technically well.

Where we are now is helping people with the technical part, but we owe it to our doctors and patients to do the other parts well.

» How do they plan on achieving this goal?

At Kleiner Device Labs we have developed **novel, patented devices** that allow spine surgery to be less painful, less expensive, and provide improved surgical outcomes.

» What have been the milestones so far?

1) Developed, patented, and prototyped the company's first product, the KG1 bone graft delivery tool. This was a capital efficient means of building out the company brand, distribution network, manufacturing partnerships, and overall proof of concept.

2) KG 1 prototype device first used in surgery July 24, 2012.

3) KG 1 prototype used successfully in 200 patients August 2014.

4) KG 1 clinical research culminates in the first peer reviewed manuscript published in 2016.

Kleiner JB, Kleiner HM, Grimberg EJ Jr and Throlson, SJ. Evaluation of a Novel Tool for Bone Graft Delivery in Minimally Invasive Transforaminal Lumbar Interbody Fusion. Medical Devices: Evidence and Research,

2016, 9:105-114.

5) KG 1 is officially launched commercially available December 2018

6) In 2018 and early 2019 KDL raised $634,000 at a pre valuation of **$15.8 million.**

7) In 2019 BAAT, an approved supplier for many of the largest orthopedic companies, agreed to work with KDL to complete KG2

8) In 2020 KG 2 was successfully implanted into a cadaver and multiple pig spines.

9) KDL expects to file for 510k FDA clearance for KG2 in Q2 of 2021 and CE mark will likely be awarded in October of 2021.

Overall: To date KG2 has hit the milestones set by independent 3rd party partner BAAT.

» Describe the culture of the business:

At Kleiner Device Labs, we strive to foster an environment of engineering innovation, guided by surgeon insight. We value intellectual curiosity, innovative design & "outside the box" thinking, personal and organizational accountability, and confidence tempered with humility.

▶ PEOPLE



Jeff Kleiner, MD (President + CEO)

During 25 years as a spinal surgeon Dr. Kleiner became progressively more focused on decreasing the amount of pain that his surgical patients experienced. The minimally invasive techniques that surgeons wanted to perform were hampered by instruments that created longer procedures and compromised the outcome.

He, in collaboration with senior engineers having extensive expertise the spinal implant technology, developed a suite of tools designed to make it easier to perform less painful, minimally invasive spine surgery. Those tools produced better patient outcomes, reduced operating time, and lowered costs for all stakeholders.



Alan Burkholder (CTO)

Alan graduated from Case Western Reserve University with an MS and BS in Mechanical engineering and from Goshen College with a BA in Physics. He started his engineering career over 20 years ago at Energizer Battery Company working on high speed production equipment design and has been working in spine product development for the last 13 years, during which time he served as Director of new product development for Zimmer Biomet Spine.

Alan ramped up to full-time in August of 2019 and will accelerate our upcoming products. He has been working with Dr. Kleiner and Dr. Causey over the past year on the fusion cage design prototype and its prospective July 2020 alpha launch.



Konstantin Caploon (Chief Legal Officer)

Konny is a seasoned and business-oriented attorney with executive management experience. Corporate experience as head of IP, and as general counsel. Significant work with business strategy, innovation, risk management, budgeting, IP portfolio management, litigation, L&A, transactional matters, negotiation, dispute resolution, healthcare

compliance, client communication and counseling.

Konny has nearly 20 years of experience as an attorney and served as general counsel for the Biomet Bone Healing business.



Dan Murray (COO)

Dan Murray has over 35 years of finance and operational experience in a broad range of medical device and technology companies, from small start-up organizations to large, multinational, public corporations.

His experience includes venture capital and debt financing, initial public offerings, and merger and acquisition transactions, as well as expertise in all levels of financial, sales and marketing management.

Currently Dan is the consulting CFO for sports medicine startup Moximed, which is dedicated to improving the standard of care for patients with knee osteoarthritis.

Prior to this role, he was Chief Operating Officer and Chief Financial Officer of SI-BONE, Inc., a minimally invasive sacroiliac joint surgery company, where he drove commercialization of the iFuse Implant System from zero to over 16,000 procedures and over $150 million of cumulative revenue in five years.

Mr. Murray was VP and Chief Financial Officer of Cayenne Medical, a multi-disciplined sports medicine start-up. Mr. Murray was the Corporate Controller for St. Francis Medical Technologies, and was instrumental in the $725 million acquisition of St. Francis by Kyphon Inc. in January 2007 and the subsequent integration of the business operations into Kyphon.

Mr. Murray has a Masters in Business Administration from the University of Texas at Austin and a Bachelor of Science degree in Accounting from San Jose State University. He is a Certified Public Accountant (inactive) in the State of California.



Harris Kirschner (CFO)

Harris Kirschner is responsible for optimizing the financial performance of Kleiner Device Labs and has served as CFO since the company's inception.

Harris graduated from the University of Denver with a B.A. in Finance, and a double minor in Economics and International Studies. He is currently a partner at 3rd Creek Investments where he focuses on driving the success of small businesses. Over the years he has gained experience in tax, financial management, accounting, audit, and private investments.

Harris also served as an advisor for 3rd Creek Foundation, a private philanthropic foundation focused on international poverty alleviation and is still on the finance committee for the charity.



Jack Maertens

Jack Maertens is an accomplished leader in the medical device industry with multi-faceted experience in sales and marketing for over 20 years. He has held leadership roles in sales and marketing at companies which include Zimmer Spine for 8 years, Globus Medical for 7 years, and Smith and Nephew for 5 years.

Jack is currently using his expertise and experience to set up the Alpha Launch for KG2. One of Jack's notable prior successes was a product launch that generated $18M in year one and $27M in year two at Zimmer Spine.



Greg Causey (Lead Product Engineer)

Greg has worked in the spine industry for nearly 20 years. Over that time he has held engineering management positions in a number of spinal companies including: Engineering

Manager, Interbody Group, Theken Spine; VP Engineering, Lanx; VP R&D, Biomet Spine; VP Engineering X-Spine/Xtant.

While at Lanx he was instrumental in the implementation of the product development process as well as in regulatory filings (both US and international) for the company's portfolio of products covering all aspects of spinal surgery.

Since 2016 he has worked as an independent consultant to the spine/orthopedic industry specializing in new product development, osseointegrative research, and quality/regulatory.

Dr. Causey received his PhD in mechanical engineering from Case Western Reserve University. He has presented at US and International conferences on osseointegrative research and holds a number of patents related to spinal implant systems and technology.



Stewart Peabody (Investor Relations)

Stew Peabody joined the firm in 2019, and has spent the last 13 years working in the investment and financial services industry, with management and individual contributor roles in Investor Relations, Private Banking, Wealth Management, Options Brokerage, Investment Fund Services, Corporate Financial Analysis, and Capital Markets.

While earning his B.A. in Finance (with a minor in Economics) from the University of Denver, Stew worked at the Denver offices of UBS Wealth Management, supporting financial advisors with over $1 billion in assets under management. During summer/winter recess, he clerked for brokers in the eurodollar options pit at the Chicago Board of Trade. Upon graduating, Stew returned to Chicago and joined Northern Trust as a Financial Reporting Analyst. After three years of tenure with the bank, he had been promoted as many times, and was supervising the Hedge Fund Services team. Following that, he moved on to the Transfer Agency, where he managed the mutual fund

operations team for two years. After being approached by the business unit CFO, he moved to the corporate finance team, where he spent four years overseeing $1B in company P&L, and advising the corporation's executive leadership on financial matters.

Kleiner Labs has leveraged Stew's experience in investor relations and financial services to liaise with current and potential shareholders and assist with financial related matters in general.



Johan Van Havermaet (European Sales and Business Development)

Johan joined the team in 2019 and has been using his experience and network to help the company recruit KOL's "Key Opinion Leaders," and business development. Johan has been the director of business development at both DePuy Synthes Companies and Biomet where he was also VP of Spine.



Brad Samson (Vice President of Marketing)

Brad Samson leads the development of Sales and Marketing strategies for commercial, federal, and channel partners, as well as pricing and sales policies for Kleiner Device Labs.

Brad graduated from the Daniels College of Business at the University of Denver with an MBA and BS in Finance. His experience covers many facets of the medical and healthcare industries, including business development, marketing, communication, and public policy for companies such as Axolotl Biologix, Fitbit, Vocera, and Welltok.



Tim Reeves (FDA Liaison)

Tim Reeves, BS, has been a Clinical and Regulatory Affairs professional in the medical device industry for over 30 years. During the past 23 years, he has worked for six medical device companies in the neurosurgery, orthopedic and spinal surgical industry in either a full time employ or consulting capacity. In each of these companies, he has authored clinical evaluation reports and technical files for successful CE marking of minimally invasive spinal surgical instruments.



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▶ PARTNERS

» Does the company have any joint venture relationships, affiliate relationships, or channel partnerships that give it a competitive advantage (JVs)?

KDL has existing (non-exclusive) contractual partnerships.

These include, both domestic and international partners. We are currently engaged in discussion for our OEM model with some of the largest volume medical device companies; we are in the early stage of information gathering.

▶ INTELLECTUAL PROPERTY

» What intellectual property – patents, copyrights, trademarks, and trade secrets – does the business have that creates a durable moat?

Kleiner Device Labs holds numerous patents protecting its technology and intellectual property.

How many patents does the company control?

- 23 U.S. patents
- 2 European patents
- 1 Canadian patent
- 1 Japan patent
- 1 Hong Kong patent
- 1 China patent

What types of patents does it control?

- Utility & design, U.S. and Oustide U.S.

What is in development now?

- 5 pending U.S. patent applications

The patented flow through technology of the KG2 spinal cage combines previously separate surgical steps, and effectively self embeds the implant in graft.

The patented technology of the DragonTail disc debridement tool allows surgeons to efficiently remove more diseased disc tissue in less time, which creates more space for a larger volume of bone graft to be introduced, further increasing the likelihood of successful fusion.

> A FULL LIST OF PATENTS CAN BE FOUND HERE

Kleiner Device Labs also controls one trademark *(type: common law word marks)*

» Can the company command a premium price based on the merits of it's reputation?

We will attempt to, but some hospitals will only pay "$X per cage" based on their budget, while other surgery centers only use the best products and pay top dollar.

» Does the company exist in a space that has high barriers to entry (i.e. regulations, R&D cost) that prevent "copy cats" from easily competing against this company?

The length of time that it would take a competitor to launch a product and gain market access is over 2 years.

That said, why reinvent the wheel, it is much less expensive not counting the legal ramifications to do a deal with KDL.

Having a strong intellectual property portfolio also limits others invading our space.

▶ PROMISES

» What is the main promise of the company?

Our product portfolio consists of unique and patented products for spine surgery, with a particular focus on the growing minimally invasive spinal surgical market.

Our Kleiner Device Labs KG System is a complete bone graft delivery system designed to deliver hydrated allograft or autograph to an orthopedic surgical site, which is provided in a sterile, single-use form.

We have received approval under Section 510(k) of the Federal Food, Drug and Cosmetic Act, for our first generation product, KG1 – a single patient use, rectangular, bi-portal bone graft delivery device used for the introduction of bone graft into the prepared disc space during spinal fusion surgeries performed either with an open or a minimally invasive technique.

Our launches of next generation technologies include the KG2, a solid state fusion implant; KG3, expandable fusion implant and Dragontail, an endplate preparation tool. The KG2 is ready for FDA 510K submission in Q2 2021, and the KG3 is in development.


Product Pipeline
kleiner
KG1 Biportal
Sept '18
KG2 PLIF
KG2 TLIF
DragonTail
KG2 OLIF MAX
KG3 Expandable
KG1 Uniportal
KG2 Lateral
• Prepackaged Sterile implants and instruments
• 3D printed titanium with osseo-friendly surface and porosity
• Single use instruments

» Describe the Customer Segment this product or service is designed for (i.e. "The Audience")

We have a number of customers as a provider of spinal surgical technology:

1. **Surgeons.** Surgeons want to be able to provide the safest and most efficacious treatment to their patients. If this can be done without the pain of a steep learning curve, makes their job easier, their outcomes better, and their complications fewer then we have made a very satisfied customer.

2. **Patients.** Patients want to have a procedure that will disrupt their lives to a minimal extent, return to work and play as quickly as possible, be happy they had their interventional successfully performed and that they are getting their money's worth from an expensive and stigmatized procedure. The KDL KG 2 device checks all of these boxes

3. **Hospitals**. Hospitals want the reward of maximal surgical output, avoidance of complications, ability to market new strategies and technologies and not have to pay for new equipment. KDL eliminates the cost of tray reprocessing and storage, decreases operative time and allows the marketing of cutting edge technology; Minimally Invasive Surgical procedures and reduced iatrogenic complications. KDL satisfies these needs.

4. **Medical Device Companies.** The use of KDL technology improves the performance of all pull through technology, e.g., rods screws and biologics. KDL is their natural strategic partner.

5. **Payers.** Insurance companies and governmental agencies that foot the bill for spinal surgery want nothing more than to contain costs and diminish the risk of failed back operations and paying for the disasters of job loss, opioid addiction, and lost productivity. KDL decreases or eliminates the requirement for expensive chemical adjuvants to assist with fusion success and makes the doctor's job of performing the surgery easier. The system is provided for a price that is less than or equal to all other cage implants on the market and offers.

» How large is the Total Addressable Market (i.e. how many people could benefit from this product)?

The number of lumbar fusions performed in the US is estimated to be **over 352,000/year**.

Furthermore, the growth rate for spinal surgical procedures generally is 5% per year.

There are many competing forecasters of market size and growth. The most recent include estimation of a global spinal fusion device market $6.4B in 2018, **expected to reach $13.85B by 2026** (Fortune Business Insights). Of that total market, the new KG2 targets roughly 10% of that total number. Further, the U.S. is the dominant geographic area, representing an estimated 50% of that 2018 global number.

» What is the most urgent problem this technology solves?

In the safest minimally invasive spinal fusion procedures, **25% to 35% fail** to result in successful fusion, leaving patients in need of additional surgery and equal or greater levels of pain than before.

This is not only expensive to the patients and insurance carriers, but prohibitively expensive to society.

» List all other companies competing to solve this problem, or otherwise capture the wallet share you need.

The focus of the 6 major spine companies in the US and world market is distribution and sales. They have become reliant upon smaller and startup companies for innovation and to assume the risk of development.

Because the market is so lucrative they compete heavily with each other to purchase or partner with the smaller entities before the other companies do.

KDL has IP and products that allow for significant differentiation and surgeon acceptance.

» Why is your solution better?

1. The KG 2 system eliminates the complex, multi-step process necessary by increasing the efficiency of spinal fusion. This is done with time and cost saving techniques.
   - The tool used to insert the KG 2 fusion cage consists of nested rectangular cannulas which mate with the implant. This geometric construct allows bone graft to be applied into and through the fusion cage by the same tool used to insert the cage, effectively saving steps.
   - When the KG 2 is inserted into the disc space, it distracts the vertebral bodies to their normal height. When bone graft is then applied, it is placed in an environment where the bone graft is at its largest appropriate volume. Maximizes bone graft delivery.
   - The KG 2 can be used in a Minimally Invasive or open theater procedures. In either instance, fusion is performed in a comprehensive and time saving manner. Versatile.
2. The KG 2 is inserted as a single step, only one instrument pass is necessary to perform cage insertion/bone grafting technique. The incidence of nerve contusion from multiple passes of instruments is reduced as a result.
3. The KG 2 system allows for complete filling of the prepared disc space. Since healing of bone is directly proportional to the volume of scaffold and cells, the incidence of fusion correspondingly increases.
4. Relying upon scaffold and cellular contribution rather than on adjuvant agents such as rhBMP-2 saves an average of $3500 per disc space due to the expense of this material and diminishes the risks of the adjuvant side effects described above. Because of the concern of a failure to heal a fusion, rhBMP-2 is used (off label) in 50% of minimally invasive spinal fusion

surgeries. The use of the KG 2 system will improve the volume of scaffold and cells to the disc space and decrease or eliminate the dependence on costly chemical adjuvants.

5. Minimally invasive spinal surgery leads to reduction in the infection rate, the number of hospital days, blood transfusions and surgical costs.

6. The KG 2 simplifies the minimally invasive approach allowing all stakeholders to have a safer and less expensive option for the treatment of spinal fusion.

7. The KG 2 system relies on single patient use instruments resulting in a reduction of hospital resources which would ordinarily be required to clean, pack, and sterilize the sets used in conventional spinal surgery.

8. The cost for surgical repair of a fusion failure (pseudoarthrosis) is over The KG 2 system is anticipated to diminish the pseudoarthrosis rate by over 20% without the use of rhBMP-2. Failed spine fusion is commonly implicated in opioid abuse.

9. The KG 2 improves fusion rates because it allows filling of the prepared disc space completely with graft material; the KG 2 system applies 2.5-3x the amount of graft material to the disc space relative to the amount of disc material removed. This represents huge savings of health resource dollars considering the 352,000 patients per year undergoing lumbar fusion surgery.

10. The KG 2 system benefits all stakeholders in the spinal care system. Patients have better outcomes with a decreased complication risk, surgeons have a simpler, time efficient way to perform surgery, hospitals have a product with reduced risk at lower cost, and insurers pay less.

11. The KG 2 system improves performance of all other implants applied during spinal surgery.

» Product Summary & Company Philosophy

Clinical research has shown a direct correlation between the amount of bone graft successfully introduced into the disc space, and the rate of successful fusion. All Kleiner Device Labs products enable surgeons to maximize the amount of graft they can introduce to the disc space, and increase the efficiency and ease of the entire procedure.

The KG1 graft delivery device increases the volume and disbursement of bone graft introduced into the interbody disc space, thus increasing overall fusion rates.

The patented flow through technology of the KG2 spinal cage combines previously separate surgical steps, and effectively self embeds the implant in graft.

The patented technology of the DragonTail disc debridement tool allows surgeons to efficiently remove more diseased disc tissue in less time, which creates more space for a larger volume of bone graft to be introduced, further increasing the likelihood of successful fusion.

Case Studies:

- Prospective, Randomized, Controlled Trial of Silicate-Substituted Calcium Phosphate Versus rhBMP-2 in a Minimally Invasive Transforaminal Lumbar Interbody Fusion
- Evaluation of a novel tool for bone graft delivery in minimally invasive transforaminal lumbar interbody fusion
- Effectiveness and Safety of Recombinant Human Bone Morphogenetic Protein-2 Versus Local Bone Graft in Primary Lumbar Interbody Fusions
- Global Spine Market to Reach $18Billion by 2023 According to NewAnalysis by iData Research

Testimonials:

- View testimonials here

» From a user perspective, is this product/offer new?



Product Philosophy: Flow-Through Technology/Physiologic Position
A system that puts a square peg in a square hole.
75% larger
cross-section than typical pre-packing device.
400% larger
cross-section than typical post-packing device.
KG2 Interbody Features
Diamond lattice structure: Pore size (600μm), porosity (65%), and structure facilitate bone ingrowth*
Endplate Windows
Topography to prevent backout
Large rectangular opening
Graft Ramps
Open sides for graft flow through
Optional cover plate restricts graft migration

The KG 2 system is the first of its kind: it presents to the market a flow through, leave behind implant that restores disc height, envelops the interbody device and prepared disc space with the maximal volume of bone graft, and is amenable to open theater or minimally invasive approaches to the spine.

Because ambulatory surgery centers (ASCs) are populated by healthier patients and do not have the same risk profile as hospitals for patients with multiple comorbidities, COVID exposure, and those who are uninsured, they are an ideal setting for minimally invasive surgery (MIS).

Because the KDL portfolio is geared to MIS application and since open theater spinal surgery is not compatible with an ASC setting, KDL is particularly suited to filling an unmet need in the surgical community.

The fact that its products can have a successful outcome without expensive chemical adjuvants leads to a **perfect match in a growing market which demands safety, improved outcomes and quicker return to function** at a lower price. The fact that the system benefits all stakeholders in the marketplace provides a leg up on competitors.

» From a user perspective, is this product/offer easier and safer to use than conventional methods?

The short answer: Yes.

We are transforming a complex, multi-step procedure into a much simpler, single-step procedure. It takes less time to perform the operation, and as a result, has a whole host of benefits that increase safety for both the patient and surgeon.

KG2 Interbody System: The Solution for Interbody Fusion
Simplify + Improve + Integrate
• Reduce steps
• Simplified insertion and grafting
• Combined steps, safer, more accessible MIS
• Scrub Tech Friendly
• OR Benefits
• Turnover time
• Hospital/ ASC Central supply
• Maximize Surgeon skill
• Storage/ reprocessing
• Adjuvants and BMP reduction
• Foundational Integration
Flow-through, leave-behind technology



» Does this product generate a big enough result, fast enough, to be sticky/remarkable













00:16
device labs

KG1 - Biportal Bone Funnel
kleiner
The KG1 maximizes bone graft delivery
Fusion = volume cells and scaffold
More than 1,600 units (totalling over $250,000 USD) have been sold through to October 2020.
Fusion success rate dramatically increases with KG 1
75 %
92 %
Without KG 1
With KG 1
Sources: Kleiner et al, Med Devices and Tech, 2016
Johnson. Spine, 2014
Dallari et al, J Orth Res. 2006, Hernigou, et al JBJS 2006
"Very simple and easy to use"
Michael Rauzzino MD, FACS
Front Range Spine and Neurosurgery
"Eliminated the frustration and challenge of interbody grafting"
Srdjan Mirkovic MD
Northshore Orthopedic Institute
"Greatly improves optimal bone graft delivery"
Stephen Pehler
Colorado Orthopedic Consultants
1/29/21
CONFIDENTIAL

Product Philosophy: Flow-Through Technology/Physiologic Position
A system that puts a square peg in a square hole.
8 mm
14 mm
Filling the implant and disk post-insertion
prevents graft dilution due to disk height change.

▶ PROMOTIONS

» Do you already have customers?

Yes, we have existing customers for KG1 and are developing our plans for launching KG2. **KG1 customers include individual surgeons; hospitals; and partners, distributors and independent representatives** who are selling to hospital and surgical customers.

A number of these have been acquired by direct selling contact from the company. Some were acquired from initial contact at industry conferences, of which there are a number specifically focused on spine surgery and treatment, as well as neurosurgery and general orthopedics.

All of our current international customers (Hong Kong and Brazil) were introduced at conferences. Hospital customers have predominantly been acquired by surgeon referral and independent rep and distributor connection.

- We are also on the formulary at HCA hospitals, which represents a significant portion of the hospital system market.

» Do you currently operate outside of the US?

No, we do not.

» Is there international potential?

Absolutely. The number of lumbar fusions performed in the US is estimated to be **over 352,000/year** and the growth rate for spinal surgical procedures generally is <u>5% per year</u>.

There are many competing forecasters of market size and growth. The most recent include estimation of a global spinal fusion device market $6.4B in 2018, **expected to reach $13.85B by 2026** (Fortune Business Insights). Of that total market, the new KG2 targets roughly 10% of that total number. Further, the U.S. is the dominant geographic area, representing an estimated 50% of that 2018 global number.

» Which countries would you target first? Why?

Countries being targeted first are **European Union** member states, and the **United Kingdom**.

Spinal fusion surgery is very technical, advanced and expensive surgery. As such, it tends to be utilized most in more advanced economies and developed healthcare systems.

The worldwide trend is for growth in minimally invasive strategies because of their decreased expense and the capacity to return patients to work more expeditiously. Generally speaking, advanced economies and health systems in Europe, North America and parts of Asia, including Australia, are obvious targets with demand for appropriate spinal fusion procedures and adequate payment mechanisms.

Plans for international market expansion starts with Europe, with one of our key team members being based in Belgium and well-connected with many surgeons, hospitals and distributors. To that end, we are pursuing a CE mark for the KG2, which is required for sales in all European countries and some Asia-Pacific countries, such as Australia. We have made several large Australian distributor contacts in the past, and believe that achievement of a CE mark will heat these conversations up again, very quickly. We also will leverage previously discussed existing international partnerships that KDL has for Hong Kong, Panama and Brazil.

Back problems which may result in a surgical spinal fusion solution are not limited by geography or culture.

The largest driver of the expanding market opportunity is the improvement in health systems globally. As countries grow from third world into first world health systems, application of target surgical procedures is increasing. These kinds of health system improvements have been happening widely in a number of middle eastern and Asian countries. Some of the most modern hospitals today are to be found in Saudi Arabia, Qatar and Singapore.

» What Customer Channels does the company use to acquire, retain, and develop its customers?

The medical device market has unique aspects that affect how customers are approached and acquired. For example, individual surgeons are critical specifiers of choosing your product (or in this case, our product). To get into a hospital, the surgeon is the first step for many products, including ours.

We can call directly on the hospital, but if they don't have one or more surgeons on staff asking their purchasing department to supply our product, we are unlikely to be successful.

So building surgeon interest is one of our key marketing steps. We do that through raising general awareness with press releases, advertising in appropriate trade journals, attending industry conferences (which surgeons also attend to learn about new techniques and earn continuing medical education credits).

» How does the company plan to build and maintain relationships with the customers it is serving?

We also utilize sales channels that service surgeons with other products to create awareness and interest in products. Much of the orthopedic surgical market is served by independent sales representatives.

market is served by independent sales representatives.

The largest medical device companies such as Medtronic, Stryker, Zimmer-Biomet, NuVasive, Synthes Depuy, Globus and others maintain their own captive sales forces. However, these companies periodically cull their sales teams, often cutting high producers who they judge as costing too much. This has created a pool of independent reps who service a handful of surgeons, and represent other companies' products in this marketplace.

We have established a network of such representation for our KG1 product. We expect this network to grow significantly with the introduction of the KG2, as the higher average sales price makes the commissions more attractive to the sales representatives. Introduction to different representatives and distributors allows for maintenance growth of this sales channel.

» How does the company plan to scale their customer acquisition efforts through channel partnerships?

We also have **industry partners who help us sell into hospitals and directly to surgeons**. For example, we have a relationship with Bioventus, a developer of bone graft materials. They offer our KG1 device as a supplemental product to their surgeons as a way to make the process of introducing graft material into the disc space more effective.

We consider these kinds of industry partners to be an **excellent opportunity** as we can leverage their reach and sales force. During the COVID epidemic we have used internet sources and sample materials provided by interested companies to develop a library of graft synthetics that can be used with our products. This has created a spectrum of biologic and implant companies interested in our mutual success.

» What is the max. number of clients that you can handle?

The nature of our business is that scaling is relatively easy. Our supply chain is populated by providers who can easily scale their production to fit our needs.

We have two distinct supply chains: one providing the reusable instruments, and another providing the single use sets. Our business to customer model would necessitate hiring more distributors and reps as we scale, but this would be demand dependent, and relatively nimble in its execution.

The OEM approach would be entirely a B2B model, and the supply chain from a production standpoint is well equipped to handle their needs.

» How many prospects does it take to convert one client?

Our first product introduced many surgeons to the company's concept and ideas, the KG2 device will build on this existing network.

Our first product introduced many surgeons to the company's concept and ideas, the KG2 device will build on this existing network.

We expect a **1:5 conversion rate** based on the enthusiasm from the surgeons who have already previewed the product during its development. As we develop the pipeline of products in our IP portfolio, we anticipate additional cross-selling opportunities.

▶ PROFITS

» How do you make money?

We make money by having our products purchased by hospitals, surgery centers, distributors, or other medical companies. Our products are used in lumbar spinal fusions.

We currently have one product in the market that has an ASP (average selling price) of $325. It is a disposable, single use item. We estimate that there are about 352,000 lumbar spine fusions annually in the US and growing at 5% a year.

» What is the "Cost to Acquire a Customer? (CAC)

If the client is a surgeon, then the costs involve travel to meet with them, advertising in relevant journals, visits to surgeon offices with anatomic models to demonstrate the procedure.

In addition there are indirect costs associated with recruiting key opinion leaders (respected surgeons and thought leaders in the field), which adds merit and validity to the company and its products. This figure is volume dependent, as many of the aforementioned costs are fixed, but roughly estimated to be $3,000 per surgeon. Many of these costs have been paid out by attracting surgeons to our KG1 product.

We anticipate expanding investments in marketing and sales promotion for the KG2. **Commission rates are expected to be 40% on a product that will retail at $3,500**. The result will be a considerably higher interest from independent sales representatives. Current plans for the KG2 launch and marketing will include costs for conducting Alpha testing with ten surgeons, to whom we will pay hourly consulting rates (estimated $500) for extra work involved in gathering use and performance data in procedures using our KG2 tool.

If the client is an OEM, the transfer price expected is 40% of the ASP. All other costs for marketing and representation commission are absorbed by the OEM partner.

» What is the "Lifetime Value" of each customer? (LTV)

Rough estimates of annual revenue for each surgeon using our device exclusively **would be $250,000**.

» What is the "Attrition Rate" of each customer? (Churn)

Once a surgeon has decided to use our product, we assume they are likely to remain using our tool until there is a significant improvement made available to the marketplace. Given the long lead times associated with medical device product development, the customers acquired should remain for a significant period of time.

» What is your current pricing model? How did you come up with it and why is it the best model for the company/industry?

We have approached the pricing strategy in two ways, both bottom-up on a cost basis, and top-down on a market-will-bear basis.

For the upcoming KG2, which is expected to be the key driver of the company's immediate future, **top-down pricing considerations have been paramount**. Prior to the spread of COVID-19, hospital purchasing groups were already incredibly difficult on pricing. Hospital purchasing people are evaluated solely on their ability to reduce or hold the line on spending. No down-stream benefits such as better outcomes, safety or process improvements such as OR throughput factor into their considerations.

As we prepare to launch KG2, we believe hospitals still operating under COVID, or as we come out of the pandemic at some time in 2021, will continue to be every bit as focused on costs as before. Further, given the dire financial circumstances of many hospitals, it's likely that some facilities will be even more difficult.

At the same time, the **Centers for Medicare and Medicaid (CMS)** are tasked with setting payment parameters for reimbursements for these programs, and has been moving many procedures to bundled pricing models. In simple terms, paying a single flat rate for a specific type of procedure. If the hospital can provide quality care at less cost, the hospital keeps the difference. This model is being advanced across the U.S. healthcare system, and is more similar to other countries' government-funded healthcare systems. We anticipate this trend to add to pricing pressure in the market.

Because we are a newcomer and have to fight our way into every hospital, pricing strategy is very critical for KDL. To reduce hospital price objections, KDL has determined to sell the KG2 kit at an equivalent price to standard static-cage-only products.

From the hospital's perspective, **we are offering them not only a better fusion cage product, but a full integrated graft fill system with it, for the same price**. A better mousetrap at no additional cost. We believe that hospital purchasing groups will find that to be an acceptable proposition, and will allow surgeons to trial, and ultimately use, the KG2 system. Surgeons should be happy that they will not have to fight with Purchasing in order to try and use the KG2 system.

will not have to fight with Purchasing in order to try and use the KG2 system.

In addition, some surgeons are trying to adopt new expandable spinal fusion cage options. Expandable devices simplify application of the cage but block the application of bone graft. Surgeon demand and marketing has led to hospitals paying twice the price relative to static cages, for this new, poorly adapted technology. We believe that some hospitals may find our performance-improved, par-priced static cage an attractive answer to surgeons asking for expensive expandable cages. While it is impossible to estimate at this time whether that will become true, we believe it is a worthwhile selling point which will be used in talking with hospital purchasing.

Expectations for 2021 static cage pricing based on hospital pricing documents we have obtained, lead us to expect to be able to sell the KG2 at a realized price of $2,500, and likely falling to $2,000 in 2022. With approximately $1,250 (in 2021, less in 2022) of that going to commission to the selling distributor or rep, we believe that leaves KDL with sufficient margin to build the business.

» **What are the key costs associated with running the business and how can key partnerships/resources be leveraged to reduce the cost structure?**

The two largest costs for KDL that will directly translate to success are product development and building a salesforce.

Larger companies struggle to efficiently develop new products and innovate, while startup companies tend to not have a turnkey salesforce. Instead of reinventing the wheel and investing millions in a sales force, we will be looking to **partner with a larger company** and leverage their already existing sales team and network.

» **How much does it cost to run your company on a monthly basis?**

We are finishing the set buildout and accelerated shelf-life aging for our first implant; we have another $600k to spend in order to complete this final phase.

Our other operating expenses are about $20k per month. This would be the bare minimum in order to get the KG2 launched but we have a full proforma set up for the next 3 years whose execution will depend on how much funding is raised.

Once we are sufficiently funded, we expect the monthly burn rate to be $350k a month. We do not have to develop and sell every product in our pipeline, but we believe each addition **creates exponential value** to the company.

» **How profitable is the company?**

Our profit margins with higher order quantities are 85% when sold to the end user.

» **When will you be cash flow positive?**

We hope to be cash flow positive by 2023.

» **List all investments from Founders, Friends & Family, and Institutional Investors.**

How many patents does the company control?

- **Founders:** Dr. Kleiner has personally invested approximately $2 million to date.
- **Friends & Family:** Total investment from friends and family is approximately $770,000.
- **Institutional Investors:** The Sierra Angels invested in a private placement and is represented by Scott Minick on the Board of Directors. This round raised $634,000 in total investment.

» **How do you plan to grow the value of their investment?**

Kleiner Labs will continue developing medical devices unlike anything else on the market, securing those innovative devices through intellectual property patents, clearing those products through regulators (FDA, etc), and delivering them to consumers in the marketplace. This will drive value for our investors.

» **What's in it for the investors of this specific offering?**

The primary exit strategy for KDL is to be acquired by one of the largest medical device firms (Medtronic, Stryker, Zimmer-Biomet, Globus, etc).

Based on comparable acquisitions in the spine space over the past several years, it seems reasonable for a return of 3 to 6 times the initial investment, within 2 to 5 Years.

INVESTMENT DOCUMENTS, RISKS & DISCLOSURES

Subscription Agreement	Financials	Form C	Amendments

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

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EXHIBIT C
Subscription Agreement

SPINAL SURGICAL STRATEGIES, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
SPINAL SURGICAL STRATEGIES, INC.
999 Driver Way
Incline Village, NV 89451

Ladies and Gentlemen:

1.　　　Background. The undersigned understands that Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs, a Nevada corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 5, 2021, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 305,714 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $3.50 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $24,997 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,069,999 (the "**Maximum Offering Amount**").   If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Equifund Crowd Funding Portal, Inc. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifund.com.

2.　　　Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.　　　Closing.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

SPINAL SURGICAL STRATEGIES, INC.
DBA KLEINER DEVICE LABS

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Investor Deck



INVESTOR PRESENTATION

March 2021

MISSION STATEMENT

Kleiner Device Labs' unique spinal implants and instruments will improve outcomes in spinal surgery for patients, surgeons, hospitals, and insurers

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations, business strategy, current and prospective product candidates, product approvals, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated product candidates, current or planned collaborations, financial projections are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties.

INVESTMENT HIGHLIGHTS



Experienced Team

Led by founder and creator of the company's devices, Jeff Kleiner MD. Dr Kleiner has more than 25 years of surgical experience in over 6,000 operations.



Wide Intellectual Property Portfolio

KDL has 29 issued patents around the world. The portfolio continues to expand with 5 currently pending applications and new filings in the works.



In-Depth Product Plan

KDL has 8 devices in the pipeline in addition to the KG1 released in September 2018.
We have a nimble and robust development team.

4

INVESTMENT HIGHLIGHTS





- Exciting and nimble spine company

- Innovative products and robust pipeline

- Expansive patent portfolio

- First product successfully introduced in 2018

- Experienced management team

- Filling unmet needs demanded by the spine surgeon community

- Standardizing and simplifying the approach to minimally invasive spine surgery (MIS), expanding access to broader surgeon community

- Participating in $11B market that is growing at 5.4% annually

Jeffrey Kleiner MD - Founder

KLEINER: **INNOVATION**

Designed by surgeons for surgeons.
Kleiner Device Labs incorporates design aspects which improve spinal surgery in several critical areas.

Surgical techniques are simplified to improve the metrics for:

   

Surgical Risk   Surgeon Fatigue   Operative Time   Surgical outcomes



KDL's KG2 device is designed to maximize bone graft in a single surgery. Compare ordinary device (L) with KG2 (R).

 

The entire system is dedicated to the biologic healing of a fusion site by maximizing the bone grafting volume

7 ways KDL products improve patient safety:



1. Reducing number of surgical steps.

2. Shortening anesthesia time.

3. Decreasing potential for trauma to sensitive surrounding tissue.

4. Decreasing blood loss.

5. Lowering chance for infection.

6. Increasing the amount of bone graft, thereby reducing the expense and reliance on potentially harmful drugs.

7. Standardizing the approach to MIS surgery and flattening the learning curve.

Fewer instrument passes

+

3x bone graft volume

Sterility

Eliminate chemical adjuvants

=

KDL product increases safety and reduce costs

Source: N. Epstein, Complications due to the use of BMP/INFUSE in spine surgery: The evidence continues to mount Surg Neurol Int 2013; 4:343-352

KLEINER: **SAVING EFFORT AND COST**

KDL's innovation and safety measures result in **reduced costs for hospitals, insurers and patients**

Cost for surgical revision of a failed fusion **$135,000**

KDL products decrease spinal surgery costs for all stakeholders:

Human costs of failed fusion:



Lost work



Opioid addiction

	Surgeons	Patients	Hospitals	Insurers
Surgery time is reduced	✓	✓	✓	✓
Hospital and recovery times reduced	✓	✓	✓	✓
Opioid requirements reduced	✓	✓	✓	✓
Chemical adjuvants reduced without reducing success, saving ~**$7,800 per procedure**	✓	✓	✓	✓

PRODUCT PIPELINE

KDL has a pipeline of products in development and release.


KG1 Biportal
Sept '18
KG2 PLIF
KG1
Uniportal
KG3
Expandable
2023
2021
2022
KG2
TLIF/OLIF
DragonTail
KG Banana
laminectomy
disc
height
bone
graft
cage
KG2 OLIF
MAX
KG2 Lateral
Available now
In Process
Future Development

- Prepackaged sterile implants and instruments
- 3D printed titanium with osseo-friendly surface and porosity
- Single use instruments

KG1

KG1 was KDL's first product, launching in 2018. This device maximizes bone graft delivery in spinal surgery.

Fusion success rate dramatically increases with KG1



75%

92%

Without KG1   With KG1



"Very simple and easy to use"

Michael Rauzzino MD, FACS
Front Range Spine and Neurosurgery

"Eliminated the frustration and challenge of interbody grafting"

Srdjan Mirkovic MD
Northshore Orthopedic Institute

"Greatly improves optimal bone graft delivery"

Stephen Pehler
Colorado Orthopedic Consultants

Sources: Kleiner et al, Med Devices and Tech, 2016 (pre-launch, clinical investigatory information)

KG2

KG2 is KDL's latest product. KG2 simplifies and standardizes a complex operation and decreases potential operative complications.

Four successful porcine and human cadaver trials. FDA approval anticipated early Q2 2021 followed by commercial launch.

The KG2 restores disk height and allows near-simultaneous application of bone graft in the corrected position.

Maximal graft is applied to the entire prepared space



KG2 combines the insertion of a cage with bone graft delivery using a nested cannula system.



Guiding ramps ease entry to disc space

Teeth improve backout resistance

Cover plate to restrict graft migration

Open sides for graft flow-through

PRODUCT LAUNCH KG2

FDA Clearance for KG2 is anticipated in Q2 2021. The multi-site process involves careful selection of venue and surgeon cross-section.

10 10 selected surgeons provides a nucleus of talent and expertise for data acquisition

3 The surgeons will record 3 specific metrics to analyse early patient response to treatment

18 Further analysis of patients' reactions to treatment will be made at 18 months

- o The successful launch of KG1 in 2018 introduced the KDL brand to the market and serves as a steppingstone for KDL's more profitable devices

- o The company has built strategic alliances with distributors and other medical device companies

PATENTS

KDL holds a strategic intellectual property portfolio

29 issued patents and 5 patents pending, covering its core technology areas.



Bone Graft Delivery





Fusion Cage Systems





Endplate Prep Tool





REGULATORY CERTIFICATIONS & PARTNERSHIPS

Partnership with BAAT

BAAT is a European regulatory company providing quality assurance and regulatory services for many of the major medical device companies, including Zimmer-Biomet.



 

This partnership has guided KDL in incorporating processes for FDA and CE marking approval.

With little retrofitting necessary, KDL products can fit seamlessly into larger distribution networks.

COMPANY HISTORY



KG1 Development
KG1 used successfully in 200+ patients
KG2 development begins
Final product verified
2012
2013
2014
2015
2016
2017
2018
2019
2020
KG1 prototype used in surgery
KG1 peer reviewed manuscript published
KG1 launch
Animal cadaver lab trials (3)
Human cadaver lab trial
KG2 Development

MAJOR MARKET PLAYERS

DePuy Synthes	(Private) Parent Co - NYSE:JNJ	Market Cap $389.9 B USD
Medtronic	NYSE:MDT	Market Cap $148.1 B USD
ZIMMER BIOMET Your progress. Our promise.	NYSE:ZBH	Market Cap $30.4 B USD
GLOBUS MEDICAL	NYSE:GMED	Market Cap $5.3 B USD
NUVASIVE	NASDAQ:NUVA	Market Cap $2.7 B USD

Figures sourced from Bloomberg, correct as of 19 October 2020


Five companies control approximately 71% of the spinal surgery market.

Medtronic 27%
DePuy Synthes 15%
Stryker 11%
NuVasive 10%
Globus Medical 8%
Zimmer Biomet 4%
Aesculap 2%
ulrich medical 2%
Spinal Elements 2%
Surgalign* 1%

This represents a substantial opportunity for acquisition upon gaining critical mass. These large companies depend upon innovation from a company like KDL.

Sources: Orthoworld Orthopaedic Industry Annual Report, May 2017

*Formerly RTI Surgical



TEAM

Jeff Kleiner MD

Founder and CEO

Jeff Kleiner founded Kleiner Device Labs in 2013 to solve the day-to-day frustrations of surgeons like him.

In more than 25 years of practice before he retired in 2016, Jeff conducted over 6,000 spinal surgeries.

Jeff graduated with honors from Stanford University, received his MD from the University of Colorado, and completed his surgical internship at Rush University in Chicago.

He was a NIH postdoctoral fellow at the University of California at San Diego before returning to Colorado in 1991 to specialize in reconstructive spinal surgery at the Colorado Spine Center.







Stanford University · RUSH UNIVERSITY MEDICAL CENTER · UC San Diego · University of Colorado

TEAM



Konstantin Caploon
Chief Legal Officer





Tim Reeves
FDA Liaison





Harris Kirschner
Chief Financial Officer





Stewart Peabody
Investor Relations





Alan Burkholder
Chief Technical Officer





Dan Murray
Chief Operating Officer





Johan Van Havermaet
Head, International Markets





Greg Causey
VP Engineering





Jack Maertens
Chief Commercial Officer



18

kleiner device labs

BOARD



Jeff Kleiner



















kleiner device labs

Harris Kirschner

3rd Creek

Dan Murray

SI-BONE

ST. FRANCIS MEDICAL TECHNOLOGIES, INC

Scott Minick

ARCH VENTURE PARTNERS

Stewart Peabody

NORTHERN TRUST

CAPITAL **STRUCTURE**

	Shares	%
Founder	3,200,000	39%
Management	4,197,750	52%
External Investors	736,000	9%
TOTAL	**8,133,750**	**100%**



External Investors
736,000
9%

TOTAL
8,133,750
100%

Founder
3,200,000
39%

Management
4,197,750
52%

FINANCIAL PROJECTIONS



USE OF PROCEEDS: REG CF $1.07 MILLION

- Business Development - $10,000
- Advertising - $10,000
- Research & Development - $400,000
- Working Capital - $320,100
- Offering Expenses - $169,900
- Marketing and Other Expenses Relating to Securities Offerings - $100,000
- Debt Repayment - $60,000


Business Development
$10,000
Advertising
$10,000
Debt Repayment
$60,000
Research &
Development
$400,000
Marketing and Other
Expenses Relating to
Securities Offerings
$100,000
TOTAL
$1.07 MILLION USD
Offering Expenses
$169,900
Working Capital
$320,100



999 DRIVER WAY INCLINE VILLAGE NEVADA 89451
UNITED STATES

www.kleinerlabs.com

EXHIBIT E
Video Transcript



Spinal Surgical Strategies, Inc., d/b/a Kleiner Device Labs
Crowdfunding Video Transcript

<u>**Speakers Key:**</u>

JK   Jeffrey Kleiner

HK   Harris Kirschner

AB   Alan Burkholder

NA   Narrator

00:00

AB   We are in the business of relieving pain. Kleiner device labs is a medical device company working on developing implants and instruments for spinal fusion surgery.

00:11

JK   Kleiner device labs has two primary pieces of equipment and implants which are available for use in the spine. The first is KG™1 device which is a bone graft delivery system and it allows for introduction of bone graft which is basically the glue that helps to hold the spinal fusions together in to the disk space. The device that we are really excited about is a system which uses that footprint as its initial strategy. But instead of just serving as a conduit for delivery of graft material, its tip detaches so it leaves behind the implant which incorporates itself into the fusion. This allows for introduction of bone graft material at the appropriate physiological position for the spine. We have taken a system which would ordinarily consist of five or six trays and a huge learning curve and been able to consolidate it into something like this. It allows the surgery center to not have to deal with the reprocessing the instrumentation. It makes it a lot simpler for the surgeon to perform the operation with considerably less risk to the patient for nerve injury related issues or even infection.

01:27



| HK | Smaller spine companies come up with the new ideas, they develop them, they show that it works, they de-risk the entire process and then the big companies come in and buy them out. |

01:38

| AB | The implant is 3D printed out of implant grade titanium. And 3D printing has really allowed us to build a lot of complexity into the implant with minimal additional cost. |

01:50

| JK | The history of spine surgery is one that is filled with a lot of fear and what we can do with the system that we have is make the operation better for the patient by allowing it to be performed in a minimally invasive strategy from a 3 or 4 day hospitalization to a day surgery. |

02:10

| AB | There are more and more people that are experiencing back problems and I am proud to be a part of a team that is developing products to address those needs. |

02:20

| HK | So we brought in some of the top spine surgeons from all over the world to help to create this next device, we expect a very fast launch and a new norm to spine surgery. |

02:30

| NA | **Kleiner Device Labs offers a unique and exciting opportunity to participate in a steadily growing, $14 billion industry.**

The uniqueness comes from our novel technology platform that is covered by over 2 dozen patents worldwide.

The excitement comes from seeing surgeons' reactions when they learn what our technology does. |



Many major spinal medical device companies innovate by acquisition. They purchase smaller companies when the groundwork has been completed and the venture is derisked. This market is very active, as evidenced by some examples, below, and Kleiner Device Labs is well-positioned to take advantage of such activity.

Join us on our journey as a shareholder of Kleiner Device Labs.